JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 441
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

07023794

Direct Number: (216) 586-7314
kjcorrigan@jonesday.com

JP412523:1517687
930210-005011

May 17, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2007
WASH, D.C.
161

File No. 82-3349

SUPPL

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

<u>VIA HAND DELIVERY</u>

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549

Re: Bespac plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and <u>Exchange Act of 1934 -- SEC File No. 82-3349</u>

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;
2. filed with the London Stock Exchange and which was made public by such exchange; or
3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dw 5/24

CLI-1517687v1

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

Direct Number: (216) 586-7314
kjcorrigan@jonesday.com

JP412523:1517687
930210-005011

File No. 82-3349

May 17, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549

Re: Bespac plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

CLI-1517687v1

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

SEC MAIL PROCESSING RECEIVED MAY 1 8 2007 WASH, D.C. 161 SECTION

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406 711

Company name in full: BESPAK PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	327, 623		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£3.18		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE LIST ATTACHED Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 3

Signed J M Owen. Date 4. 12 06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M OWEN
BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE
ROAD, WOLVERTON MILL SOUTH MILTON KEYNES MK12 5TS. Tel 01908
DX number DX exchange 525211

Title	Forenames	Surname	Address1	Address2	Address3	Address4	Address5	Postcode	Exercised Shares
MR	PETER	ADAMS	33 PERKIN FIELD	TERRINGTON ST CLEMEN	KINGS LYNN	NORFOLK		PE34 4JR	464
MR	PAUL	ALLSOP	6 TYNDALE	NORTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3XD	2900
MR	PAUL	ARNOLD	7 WIMPOLE DRIVE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3UH	2320
MR	SIMON	ASHBY	37 HICKLING	HOVETON CLOSE	KINGS LYNN	NORFOLK		PE30 4XH	580
MR	DAVID	BARFOOT	4 RAINSTHORPE	WOOTON RISE	KINGS LYNN	NORFOLK		PE30 3UF	290
MR	IAN	BARNES	104 STATION ROAD	GREAT MASSINGHAM	KINGS LYNN			PE32 2JJ	696
MR	JACKSON	BARNES	82 REGENCY AVENUE	KINGS LYNN	NORFOLK			PE30 4UH	928
MR	PAUL	BARRETT	STELLA MARIS	STATION ROAD	LEXIATE	KINGS LYNN	NORFOLK	PE32 1EJ	1392
MR	MICHAEL	BARTON	35 THE ORCHARDS	EATON BRAY	DUNSTABLE	BEDS		LU6 2DD	1392
MR	IAN CLIFFORD	BARTRUM	22 STANLEY AVENUE	THORPE ST ANDREW	NORWICH	NORFOLK		NR7 0BE	2900
MR	MICHAEL	BASTIN	2 MASSINGHAM ROAD	WEASENHAM ST PETER	KINGS LYNN			PE32 2TB	2900
MR	ROBERT	BAYLIS	37 CORBYN SHAW ROAD	KINGS LYNN	NORFOLK			PE30 4UL	1160
MRS	MARILYN EILEEN	BECK	26 WOODEND ROAD	HEACHAM	KINGS LYNN	NORFOLK		PE31 7DG	2204
MR	DAVID	BELL	WESTFIELD HOUSE	252 WOOTTON ROAD	KINGS LYNN	NORFOLK		PE30 3BH	1740
MR	PHILIP	BERRY	3 FOLGATE ROAD	HEACHAM	KINGS LYNN	NORFOLK		PE31 7BN	580
MR	JAYSUKHLAL	BHOGAITA	17 ELGER CLOSE	BIDDENHAM	BEDS			MK40 4AU	2320
MR	GORDON	BIDWELL	THE WHITE HOUSE	MAIN RD	TERRINGTON ST JOHN	WISBECH		PE14 7RR	2900
MR	RICHARD	BIDWELL	4 EXETER CRESCENT	NORTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3RA	2320
MR	BENJAMIN	BILES	20 HIPKIN ROAD	DERSINGHAM	KINGS LYNN			PE31 6XX	1740
MR	HAYDN	BLOCK	SEAGULL COTTAGES	LONG ROAD	TERRINGTON ST. CLEMENT	KING'S LYNN		PE34 4JN	1450
MRS	JACQUELINE	BODLE	23 THE MOORINGS	BRIDGE ROAD	STOKE FERRY	NORFOLK		PE33 9UE	1160
MR	COLIN	BONNER	2 ELVINGTON GARDENS	LUTON	BEDS			LU3 4ET	580
MR	JOHN	BOWEN	23 LANGHAM STREET	KINGS LYNN	NORFOLK			PE30 5LY	580
MR	MARK	BRADLEY	SLIPEND HOUSE	8 NEW ROAD	KINGS LYNN	NORFOLK		PE30 4BB	1160
MR	ANDREW	BRANSGROVE	18 ORFORD PLACE	WEST WINCH	KINGS LYNN	NORFOLK		PE33 0UB	1740
MR	JAMIE	BRANSGROVE	29 CAVES CLOSE	TERRINGTON ST CLEMEN	KINGS LYNN			PE34 4NQ	464
MR	RICHARD	BRIDGES	12 FIR CLOSE	HEACHAM	KINGS LYNN	NORFOLK		PE31 7AG	2320
MRS	LESLEY	BROWN	62 EASTFIELDS	NARBOROUGH	KINGS LYNN	NORFOLK		PE32 1ST	2320
MRS	NORMA	BURCHELL	19 MILL LANE	KINGS LYNN	NORFOLK			PE30 3DT	580
MR	DAVID	BURROWS	15 CHAUCER CLOSE	LEVERINGTON	WISBECH	CAMBS		PE13 5AZ	812
MR	ANGUS	CAMPBELL-CANN	69 THE STREET	HELHOUGHTON	NORFOLK			NR21 7BP	1740
MS	SAMANTHA	CHAPMAN	10 JAMES CLOSE	KINGS LYNN	NORFOLK			PE30 3DX	1160
MR	JOHN	CHARNOCK	9 CASTLE ACRE CLOSE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3TD	464
MR	KEVIN	CHILVERS	19 LANGLEY ROAD	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3UA	2320
MR	STEPHEN	CHOWNS	4 EARSHAM DRIVE	TEMPLEMEAD	KINGS LYNN	NORFOLK		PE30 3XD	870
MR	PAUL	CHURCH	27 WEEDON WAY	KINGS LYNN	NORFOLK			PE30 4YY	2900
MR	BRIAN	CLARK	119 GAYTON ROAD	KINGS LYNN	NORFOLK			PE30 4EP	2900
MR	ROBERT	CLARK	22 FIELD ROAD	GAYWOOD	KINGS LYNN	NORFOLK		PE30 4BE	1160
MR	ALAN	CLARKE	125 NURSERY LANE	NORTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3QB	580
MR	TREVOR	CLUTTERBUCK	PEAR TREE HOUSE	12 HUNSTANTON RD	DERSINGHAM	KINGS LYNN		PE31 6HQ	2900
MR	IAN	COCKWILL	58 LE STRANGE AVENUE	KINGS LYNN	NORFOLK			PE30 2PQ	580
MR	COLIN	COOK	50 AYLMER DRIVE	TILNEY ST LAWRENCE	KINGS LYNN			PE34 4RQ	580
MR	PAUL	CORNWELL	8 MASON GARDENS	WEST WINCH	KINGS LYNN	NORFOLK		PE33 0RU	1160
MR	TREVOR	COTTON	2 ROSE COTTAGE	SHOULDHAM LANE	SWAFFHAM	NORFOLK		PE37 7BW	1160
MR	DAVID	CRANE	9 SORRELL COURT	KINGS LYNN	NORFOLK			PE30 3XQ	2900
MRS	SOLANGE	CROSS	WILLOW HOUSE	11 MILL VIEW	SEDGEFORD	NORFOLK		PE36 5NR	580
MR	ADRIAN	DAVEY	34 MONKSWOOD	LITTLEPORT	ELY	CAMBS		CB6 1JD	870
MR	PETER	DAWSON	25 GREY SEDGE	MARSH LANE	KINGS LYNN	NORFOLK		PE30 3PL	870
MR	DAVID	DAY	65 HEACHAM BOTTOM COTTAGE	LYNN ROAD	SNETTISHAM	NORFOLK		PE31 7PQ	1740
MR	COLIN	DICKENS	83 HAZEL CRESCENT	TOWCESTER	NORTHANTS			NN12 6UQ	2900
MR	COLIN	EARL	10 WILLOW DRIVE	BUCKINGHAM	BUCKS			MK18 7JH	2030
MR	MATTHEW	EARL	3 ROSEBY AVENUE	GAYWOOD	KINGS LYNN	NORFOLK		PE30 4AA	2900
MR	PAUL	EASEY	FERNDALE	FAKENHAM ROAD	DOCKING	KINGS LYNN		PE31 8NW	1624
MR	GRAHAM	ELEY	8 LYNN ROAD	DERSINGHAM	NORFOLK			PE31 6JX	870
MRS	CLARE	ELFLETT	56 KING GEORGE V AVENUE	KINGS LYNN	NORFOLK			PE30 2QE	696
MR	ROBERT	EMERY	4 REDFERN CLOSE	TEMPLEMEAD	KINGS LYNN	NORFOLK		PE30 3XZ	2900
MR	DAVID	EVANS	9 PARK AVENUE	KINGS LYNN	NORFOLK			PE30 5NJ	696
MRS	ANNE	FARRAGHER	21 PENTLANDS	HILLTOP ESTATE	STONY STRATFORD	BUCKS		MK11 2AF	1160
MR	MARK	FAULKNER	14 WILSON DRIVE	EAST WINCH	KINGS LYNN	NORFOLK		PE32 1NX	580
MR	DAVID	FAYERS	1 SORREL COURT	RUSSETT COURT	KINGS LYNN	NORFOLK		PE30 3XQ	580
MRS	SUSAN	FIELD	10 THE GREEN	HUNSTANTON ROAD	DERSINGHAM	KINGS LYNN		PE31 6RG	580
MRS	MARGARET	FINCHAM	88 CHARLOCK	PANDORA MEADOWS	KINGS LYNN	NORFOLK		PE30 3BN	1508
MR	ROGER	FISHER	127 CLENCHWARTON ROAD	WEST LYNN	KINGS LYNN			PE34 3LJ	1160
MR	ANTHONY	FLEETWOOD	8 CARLTON DRIVE	NORTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3QX	1740
MR	JOHN	GAFFNEY	31 SPRINGFIELD ROAD	LUTON	BEDS			LU3 2HF	1160
MR	MARTIN	GAMBRILL	3 INGOLSIDE	STATION ROAD	SNETTISHAM	NORFOLK		PE31 7QP	2320
MR	RICHARD	GAYLARD	8 ORFORD PLACE	WEST WINCH	KINGS LYNN	NORFOLK		PE33 0UB	580
MR	ALAN	GODFREY	3 LYNN ROAD	ST GERMANS	KINGS LYNN	NORFOLK		PE34 3DW	1914
MR	STEVEN	GOLDSMITH	16 ULLSWATER AVENUE	SANDY LANE	SOUTH WOOTTON	NORFOLK		PE30 3JN	2900
MR	GLENN	GOODING	21 HIPKIN ROAD	DERSINGHAM	NORFOLK			PE31 6XX	290
MR	GAVIN	GRANGE	70A OLD HUNSTANTON ROAD	OLD HUNSTANTON	NORFOLK			PE36 6HX	1160
MRS	MELANIE	GRANGE	70A OLD HUNSTANTON ROAD	OLD HUNSTANTON	NORFOLK			PE36 6HX	696
MR	MODESTINO	GRAZIANO	18 SOUTH GREEN	TERRINGTON ST CLEMEN	KINGS LYNN			PE34 4JS	2900
MR	ANDREW	GREEN	22 KING JOHN AVENUE	GAYWOOD	KINGS LYNN			PE30 4QA	2900
MR	NEALE	GRIFFITHS	44 ROWLAND WAY	AYLESBURY	BUCKS			HP19 7SL	2900
MR	PETER	HAKEN	1 DOWNHAM ROAD	RUNCTON HOLME	KINGS LYNN	NORFOLK		PE33 0AD	1160
MR	ALEXANDER	HALASZ	44 GLEBE ROAD	DEANSHANGER	MILTON KEYNES	BUCKS		MK19 6LT	2900
MR	CHRISTOPHER	HALL	48 THE HOWARDS	NORTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3RS	2900
MR	CHRISTOPHER	HALLING	9 ST MICHAELS COURT	ROADE HILL	ASHTON	NORTHANTS		NN7 2PP	1450
MR	MARK	HAMPTON	3 BLACKFORD	TEMPLEMEAD	KINGS LYNN	NORFOLK		PE30 3UL	812
MS	DENISE	HARDING	10 HUNTSMAN GROVE	BLAKELANDS	MILTON KEYNES	BUCKS		MK14 5HS	1160
MR	JAMES	HARE	WOODSTOCK	3 BACK LANE	POTT ROW	KINGS LYNN	NORFOLK	PE32 1BT	2320
MR	MARTIN	HARRIS	58 WARKTON LANE	BARTON SEAGRAVE	KETTERING	NORTHANTS		NN15 5AA	1740
MR	GRAHAM	HARRISON	WHITE ROSE	93 STATION RD	CLENCHWARTON	KINGS LYNN	NORFOLK	PE34 4DQ	2900
MR	TREVOR	HARROD	4 MOUGHTON COURT	WEST WINCH	KINGS LYNN	NORFOLK		PE33 0RY	928
MR	GRAHAM	HATELY	15 WILLOW ROAD	SOUTH WOOTTON	KINGS LYNN			PE30 3JN	2900
MR	TREVOR	HAWES	37 EASHAM DRIVE	KINGS LYNN	NORFOLK			PE30 3UZ	2900
MR	COLIN	HAZELL	38 ELLER DRIVE	WEST WINCH	KINGS LYNN	NORFOLK		PE33 0NN	870
MRS	SUSAN	HEMMING	LAUREL HOUSE	GAYTON ROAD	KINGS LYNN	NORFOLK		PE30 4EL	2900
MRS	JILL	HOLMES	4 ABBEYFIELDS	ABBEY ROAD	GREAT MASSINGHAM	KINGS LYNN		PE32 2JE	1044
MRS	ALLISON	HORNIGOLD	AYLMER LODGE	CHURCH RD	TILNET ST LAWRENCE	KINGS LYNN		PE34 4QQ	1160
MR	CHRISTOPHER	HOWE	2 MILL LANE	BLACKBOROUGH END	KINGS LYNN	NORFOLK		PE32 1SH	348
MRS	SALLIE	HOWLETT	16 BRIAR CLOSE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3LU	464
MR	ANDREW	HOWLING	7 GRANTLY COURT	SPRINGWOOD	KINGS LYNN	NORFOLK		PE30 4TN	1160
MR	TERRY	HUNT	30 POPES LANE	TERRINGTON ST CLEMEN	KINGS LYNN	NORFOLK		PE34 4NT	1160

MR	SIMON	INGRAM	30 SALISBURY STREET	NORTHAMPTON				NN2 6BS	58
MR	GARY	IRONS	83 ST JOHNS ROAD	TILNEY ST LAWRENCE	KINGS LYNN	NORFOLK		PE34 4QN	290
MR	NICHOLAS	JAY	6 FIELD END CLOSE	GAYWOOD	KINGS LYNN	NORFOLK		PE30 4AZ	58
MR	CHRISTOPHER	KAY	50 BURNHAM AVENUE	KINGS LYNNNES	NORFOLK			PE30 3HD	58
MR	DAVID	KEMPSTER	9 BEETHOVEN CLOSE	OLD FARM PARK	MILTON KEYNES	BUCKS		MK7 8PL	23
MR	PHILLIP	KERR	3 MOAT TERRACE	SCHOOL LANE	WALPLE ST PETER	WISBECH		PE14 7PB	290
MR	DAVID JOHN	KETTELL	WESTWIX	LYNN ROAD	WEST RUDHAM	NORFOLK		PE31 8RN	58
MRS	JANET	KIDD	10 THE FIRS	DOWNHAM MARKET	NORFOLK			PE38 9SJ	116
MR	BRIAN	KIRBY	18 HENDRIX DRIVE	CROWNHILL	MILTON KEYNES	BUCKS		MK8 0EH	92
MR	DESMOND	KNIGHT	COMPTON COTTAGE	KYETTS CORNER	CROPREDY			OX17 1JW	290
MS	KATIE	LANE	31 CHARLOCK	PANDORA MEADOWS	KINGS LYNN	NORFOLK		PE30 3BL	116
MR	GRAHAM	LEE	11 APPLEDORE CLOSE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3HN	290
MR	ANDREW	LEECH	5 GRANGE CLOSE	SNETTISHAM	KINGS LYNN	NORFOLK		PE31 7NR	290
MR	ANDREW	LEEDER	179 NORTH WALSHAM ROAD	SPROWSTON	NORWICH	NORFOLK		NR8 7QN	69
MR	COLIN	LEEDER	35 HALL ORCHARDS	MIDDLETON	KINGS LYNN			PE32 1RY	290
MR	PHILIP	LEVER	44 CHURCH GREEN ROAD	BLETCHLEY	MILTON KEYNES	BUCKS		MK3 6BL	290
MR	MICHAEL	LEWARNE	31 FENLAND ROAD	REFFLEY ESTATE	KINGS LYNN	NORFOLK		PE30 3ET	232
MR	PAUL	LEWIS	14 GLEBE ESTATE	TILNEY ALL SAINTS	KINGS LYNN	NORFOLK		PE34 4SN	116
MR	STEPHEN	LOVATT	ROSE END	LOWER FARM	FOWLMERE	ROYSTON	HERTS	SG8 7TG	290
MR	KEVIN	MACK	ORCHARD FARM	CHURCH ROAD	TILNEY ST LAWRENCE	KINGS LYNN		PE34 4QQ	290
MR	IAN	MACPHERSON	358 WOOTTON ROAD	KINGS LYNN	NORFOLK			PE30 3EB	58
MR	NIGEL	MALKIN	37 RHOON ROAD	TERRINGTON ST CLEMEN	KINGS LYNN			PE34 4HY	58
MR	TONY	MALLETT	14 EASTWOOD	FAKENHAM ROAD	DOCKING	KINGS LYNN		PE31 8NR	116
MRS	ALISON	MANNING	221 WOOTTON ROAD	KIINGS LYNN	NORFOLK			PE30 3AN	139
MR	RICAHARD	MANNING	4 COBBS HILL	TERRINGTON ST CLEMEN	KINGS LYNN			PE34 4LS	290
MR	NIGEL	MASON	108 HIGH STREET	RINGSTEAD	HUNSTANTON	NORFOLK		PE36 5JU	116
MR	PHILIP	MASON	6 ULLSWATER AVENUE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 2NJ	69
MR	CHRISTOPHER	MATTHEWS	1 REG HOUCHEN ROAD	DERSINGHAM	KINGS LYNN	NORFOLK		PE31 6UH	58
MR	GERALD	MAYES	55 CHURCH CLOSE	GRIMSTON	KINGS LYNN	NORFOLK		PE32 1BN	116
MR	MICHAEL	MCDONNELL	SWIFTWOOD	NO 2 CHEQUERS LANE	GRESSENHALL	DEREHAM	NORFOLK	NR20 4EU	290
MR	JOHN	MERREY	3 CRANMER AVENUE	NORTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3QW	145
MR	SHAUN	MINNS	3 FIELD LANE	GAYWOOD	KINGS LYNN	NORFOLK		PE30 4AX	58
MR	DAVID	MORRIS	37 MIDDLEWOOD	FAIRSTEAD ESTATE	KINGS LYNN	NORFOLK		PE30 4RT	116
MR	BARRY	MUNSON	THE WILLOWS	92 CHURCH LANE	ASHWICKEN	NORFOLK		PE32 1LN	174
MR	ALEXANDER	NAPP	33 NENE ROAD	WATLINGTON	KINGS LYNN	NORFOLK		PE33 0TP	87
MR	MARK	NEWMAN	32 ST AUGUSTINES WAY	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3TE	255
MR	ADRIAN THOMAS	NICOL	30 ULLSWATER AVENUE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3NJ	232
MR	STEPHEN	NOBBS	5 ST BOTOLPS CLOSE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3TH	116
MR	DAVID	O'CONNOR	184 SMEETH ROAD	MARSHLAND ST JAMES	WISBECH	CAMBS		PE14 8JB	92
MR	JOHN	OLLEY	8 HARE CROFT PARADE	KINGS LYNN	NORFOLK			PE30 2BU	290
MR	TERENCE	ORCHARD	88A BUCKINGHAM ROAD	BLETCHLEY	MILTON KEYNES	BUCKS		MK3 5HL	290
MR	KEITH	PAGE	SUITSUS	31 SMALL HOLDINGS RD	CLENCHWARTON	KINGS LYNN		PE34 4DX	290
MR	ROBIN	PARKER	18 GRAFTON ROAD	KINGS LYNN	NORFOLK			PE30 3HA	116
MR	DAVID	PARKES	18 BENETS GROVE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3TQ	290
MRS	SUSAN JANE	PARSONS	42 ST BENETS GROVE	SOUTH WOOTTON	KINGS LYNN			PE30 3TQ	69
MR	ANDREW	PATERSON	34 FERN ROAD	KINGS LYNN	NORFOLK			PE30 3BF	232
MR	ALAN	PATERSON	56 FITZGERALD CLOSE	ELY	CAMBS			CB7 4QD	290
MR	PAUL	PEARSON	18 INGOLDSBY AVENUE	INGOLDSTHORPE	KINGS LYNN	NORFOLK		PE31 6NH	174
MRS	DEBORAH	PERRY	3 MALVERN CLOSE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3UJ	116
MR	ROBERTO	PIERRI	110 GAYTON ROAD	KINGS LYNN	NORFOLK			PE30 4ER	232
MR	MARTIN	PIKE	5 SAWSTON	SPRINGWOOD ESTATE	KINGS LYNN	NORFOLK		PE30 4XT	116
MR	VINCENT	PORTER	1 BRAYTON COURT	SHENLEY LODGE	MILTON KEYNES	BUCKS		MK5 7AH	290
MR	PAUL	PROUDFOOT	2 HAWTHORN ROAD	GAYTON	KINGS LYNN	NORFOLK		PE32 1UW	290
MR	ANDREW	PURBRICK	MILL LODGE	1 MILL LANE	KINGS LYNN	NORFOLK		PE30 3DT	46
MRS	JEANETTE	PURBRICK	MILL LODGE	1 MILL LANE	KINGS LYNN			PE30 3DT	46
DR	TARLOCHAN	PUREWAL	20 MYTON GARDENS	WARWICK				CV34 6BH	290
MR	FREDERICK	RASBERRY	8 STEBBINGS CLOSE	POTT ROW GRIMSTON	KINGS LYNN			PE32 1DJ	290
MR	HENRY	READ	22 DOWNHAM ROAD	WATLINGTON	KINGS LYNN	NORFOLK		PE33 0HS	290
MR	DANTE	RICCIO	27 LYNTON GROVE	KEMPSTON	BEDFORD			MK42 9RR	290
MR	STEPHEN	RICHARDSON	27 MEADOW ROAD	HEACHAM	KINGS LYNN	NORFOLK		PE31 7DY	34
MR	TONY	RICHARDSON	38 RINGSTEAD ROAD	HEACHAM	KINGS LYNN	NORFOLK		PE31 7JA	23
MR	STUART	RIX	THE BRAMBLES	25B INGOLDSBY AVE	INGOLDISTHORPE	NORFOLK		PE31 6NH	150
MR	JOHN	ROGERS	57 CHURCH ROAD	WIMBOTSHAM	KINGS LYNN	NORFOLK		PE34 3QG	290
MRS	WENDY	ROGERS	21 FIELD ROAD	GAYWOOD	KINGS LYNN	NORFOLK		PE30 4BE	92
MR	GARY	ROLFE	22 LISTERS ROAD	UPWELL	WISBECH	CAMBS		PE14 9BW	290
MR	ALYN	ROPER	75 BLACKFORD	TEMPLEMEAD	KINGS LYNN			PE30 3UL	290
MS	DONNA	RUSSELL	1 ICKWORTH CLOSE	WOOTTON RIDE	KINGS LYNN			PE30 3TZ	116
MR	RICHARD	RYE	CRAGGLEY COTTAGE	ISLINGTON	KINGS LYNN	NORFOLK		PE34 3BH	116
MR	GARY	SAPWELL	27 PARSLEY CLOSE	WALNUT TREE	MILTON KEYNES	BUCKS		MK7 7DA	29
MR	DAVID	SCOTT	CHAPEL COTTAGE	84 CHAPEL RD	DERSINGHAM	KINGS LYNN		PE31 6PL	290
MR	CLIVE	SHINN	69 TENNYSON AVENUE	KINGS LYNN	NORFOLK			PE30 2QJ	290
MR	DAVID	SHUARDSON	9 LYNN ROAD	INGOLDISTHORPE	KINGS LYNN			PE31 6NG	69
MR	ALAN FRANCIS	SMILEY	26 MENDIP WAY	LUTON	BEDS			LU3 3JL	23
MR	ROBERT	SMITH	6 GEORGE STREET	KINGS LYNN	NORFOLK			PE30 2AQ	58
MR	WILLIAM	SOUTHBY	17 RUSHMEAD CLOSE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3LY	290
MR	JAMIE	SPARROW	54 CRESCENT ROAD	HUNSTANTON	NORFOLK			PE36 5BU	116
MR	STEPHEN	SPENCER	9 YORK ROAD	WISBECH	CAMBS			PE13 2EB	58
MR	GEOFFREY	STEWART	18 WINGFIELD	FAIRSTEAD ESTATE	KINGS LYNN			PE30 4XG	232
MR	DEREK	STOCKS	LYNNDELL	6 THE WALNUTS	GRIMSTON	KINGS LYNN	NORFOLK	PE32 1BA	34
MR	MICHAEL	STOPPS	41 WESLEY ROAD	NORTH WOOTTON	KINGS LYNN			PE30 3AX	58
MR	WILLIAM	STOTT	23 WOODLAND GARDENS	NORTH WOOTTON	KINGS LYNN			PE30 3PX	290
MR	DAVID	STRINGER	28 CHASE AVENUE	KINGS LYNN	NORFOLK			PE30 5RE	116
MR	STEVEN PAUL	TAIT	11 CHINGLE CROFT	EMERSON VALLEY	MILTON KEYNES	BUCKS		MK4 2HR	58
MRS	MARY	TAYLOR	26 GASKELL WAY	REFFLEY ESTATE	KINGS LYNN	NORFOLK		PE30 3SD	58
MR	PAUL	TAYLOR	5 RUSSETT CLOSE	REFFLEY ESTATE	KINGS LYNN	NORFOLK		PE30 3HB	232
MR	TERENCE	THOMPSON	4 BEECH AVENUE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3JR	162
MRS	MARILYN	TODD	87 GROVELANDS	INGOLDISTHORPE	KINGS LYNN	NORFOLK		PE31 6PQ	174
MR	PHIL	TOPLISS	26 ELGIN STREET	ST JAMES	NORHTAMPTON			NN5 5BW	58
MR	PETER	TUCKER	51 EMPIRE AVENUE	KINGS LYNN	NORFOLK			PE30 3AU	290
MR	STEVEN	WADSWORTH	MIDWAY	CHURCH ROAD	WALPOLE ST PETER	KINGS LYNN	NORFOLK	PE14 7NU	290
MR	STEVEN	WALKER	22 BLENHEIM ROAD	REFFLEY ESTATE	KINGS LYNN			PE30 3HE	150
MR	RICHARD JOHN	WARBY	93 CHURCH ROAD	EMNETH	WISBECH	CAMBS		PE14 8AF	290
MISS	JOANNA	WARD	27 EMPIRE AVENUE	KINGS LYNN	NORFOLK			PE30 3AU	232
MRS	JULIE	WARNES	21 LANGLEY ROAD	SOUTH WOOTTON	KINGS LYNN	NORFOLK		PE30 3UA	116
MR	NIGEL	WHITE	120 SUTTON ROAD	TERRINGTON ST CLEMEN	KINGS LYNN			PE34 4EU	290
MR	ADRIAN	WHITING	THORNLEE COTTAGE	FOLGATE LANE	WALPOLE ST PETER	CAMBS		PE14 7HY	116
MR	RICHARD	WILLIAMS	LAURENCE COTTAGE	RAVENSYARD NETHERGATE ST	HARPLEY			PE31 6TW	116
MRS	ANN	WILLIAMSON	LAMORNA	33A LYNN ROAD	GRIMSTON	KINGS LYNN	NORFOLK	PE32 1AB	116

MISS	KAREN	WILSON	FLAT 17	THE GRANERIES	BAKER LANE	KINGS LYNN	NORFOLK	PE30 1HY	11
MR	KEVIN	WILSON	27 EMPIRE AVENUE	KING'S LYNN				PE30 3AU	116
MR	JOHN	WINGFIELD	11 ROBIN KIRKHAM WAY	CLENCHWARTON	KINGS LYNN			PE34 4BB	69
MR	JASON	WOODS	14 SILVER HILL	SPRINGWOOD	KINGS LYNN	NORFOLK		PE30 4TL	116
MR	ERIC	YEOMAN	91 GRAFTON ROAD	REFFLEY ESTATE	KINGS LYNN	NORFOLK		PE30 3EY	290
MR	STEPHEN	YOUNGS	43 BARSHAM DRIVE	SOUTH WOOTTON	KINGS LYNN	NORFOLK		0	174
MR	ROBERTO	ZANDONA	12 DOUGLAS ROAD	CARDINALS GATE	DUSTON	NORTHAMPTON		NN5 6XX	232
									32363

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	9,280.		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£3.18		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED LIST Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed J M Owen Date 6. 12. 06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J.M. OWEN, BESPAK PLC BLACKHILL DRIVE

FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES

MK12 5TS . Tel 01992 525211

DX number DX exchange

Title	Surname	Forenames	ExercisedShares	Address1	Address2	Address3	Address4	Postcode
MR	CASSIDY	MICHAEL	1160	33 CHAUCER STREET	KINGSLEY	NORTHAMPTON		NN2 7HW
MR	DREW	DEREK	580	4 METHUEN AVENUE	KINGS LYNN	NORFOLK		PE30 4BN
MR	HAWTIN	ANDREW	1160	2 BRIAR CLOSE	GRIMSTON	KING'S LYNN		PE32 1XD
MR	HICKS	STEPHEN	2900	CLIFTON NURSERY	MILL ROAD	WALPOLE HIGHWAY	WISBECH	PE14 7QL
MR	JAGDEV	MOHINDER	232	45 MITHRAS GARDENS	WAVENDEN GATE	MILTON KEYNES	BUCKS	MK7 7SX
MR	MANN	TIMOTHY	812	14 BROOK ROAD	DERSINGHAM	KING'S LYNN		PE31 6LG
MR	OHBI	DALJIT	580	87 DEEP SPINNEY	BIDDENHAM	BEDFORD		MK40 4QJ
MS	SMITH	MANDY	464	59 SIR LEWIS STREET	KINGS LYNN	NORFOLK		PE30 2AL
MR	SPANSWICK	DALE	1160	19 MEADOWVALE GARDENS	KINGS LYNN	NORFOLK		PE30 3BW
MR	SPARKES	ROBERT	232	14 BRANCASTER CLOSE	KINGS LYNN	NORFOLK		PE30 3EW
			9280					

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	928		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£3.18		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) GRAHAM KITT Address 96 SPINNEY CRESCENT DUNSTABLE. BEDS. UK Postcode LU6 1AS	10p ORDINARY	348
Name(s) HELEN ALLTON Address 5 KIPLING DRIVE TOWCESTER UK Postcode NN12 6QY.	10p ORDINARY	580.
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. M. Owen Date 22.12.06

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. JENNY OWEN, BESPAK PLC. BLACKHILL DRIVE,
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 406711

Company name in full: BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	5,858		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£3.18.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

..s and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): MR. JO HAMMOND. Address: 4 WATERLOO STREET, KINGS LYNN. UK Postcode: PE30 1NZ	ORDINARY 10p.	638.
Name(s): MR KEVIN CHARLES POOL. Address: 24 CAINHOE ROAD CLOPHILL BEDFORD. UK Postcode: MK45 4AQ.	ORDINARY 10p	2,900
Name(s): MR MICHAEL HOPGOOD. Address: RECTORY COTTAGE, THE GREEN NORTH WOOTTON, KINGS LYNN. UK Postcode: PE30 3RP	ORDINARY 10p.	2820.
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: —

Signed J. M Owen. Date 3. 1. 07.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. OWEN. BESPAK PLC, BLACKHILL DRIVE,
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES BUCKS. MK12 5TS.
Tel 01908 552211

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25 / 01 / 2007	

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	246		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SUSAN FIELD.	Class of shares allotted	Number allotted
Address 10 THE GREEN, HUNSTANTON ROAD, DERSINGHAM, KINGS LYNN	ORDINARY 10P	246
UK Postcode PE31 6RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J M Owen Date 25.01.07

** A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN, BESPAK PLC, BLACKHILL DRIVE
WOLVERTON MILL SOUTH MILTON KEYNES.
MK12 5TS. Tel 01908 525211
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25	01	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4350		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£3.18		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) DAVID MARSHALL Address 55 LARK RISE, NORTHAMPTON UK Postcode NN3 8YT	Class of shares allotted: ORDINARY 10P	Number allotted: 290
Name(s) ALAN CLARK Address 82 GOLF LINKS ROAD FERNDOWN UK Postcode BH22 8BZ	Class of shares allotted: ORDINARY 10P	Number allotted: 2900
Name(s) STUART WHEELER Address 14 ST BOTOLPHS CLOSE, SOUTH WOOTTON, KINGS LYNN UK Postcode PE30 3TH	Class of shares allotted: ORDINARY 10P	Number allotted: 1160
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed J.M.Owen Date 25.1.07

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN BESPAK PLC
BLACKHILL DRIVE, WOLVERTON MILL SOUTH
MK12 5TS. Tel 01908 525211
DX number DX exchange

Sec file

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	02	2007			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	492		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4·34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): STEVEN HALE Address: 12 HOMELAND ROAD, KINGS LYNN UK Postcode: PE30 2PP	10p ORDINARY	492
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08.02.07.

** A director / secretary / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS T. M. OWEN, BESPAK PLC BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES Tel 01908 552211
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	26 / 02 / 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	344		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s) MRS DENISE WEIR Address THE BAKERS COTTAGE, 6 FEN LANE POTT ROW, KINGS LYNN UK Postcode PE32 1DA.	ORDINARY 10p.	344
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 26.02.07

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J.M.OWEN, BESPAK PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01992
DX number DX exchange 525211

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406711

Company name in full: BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	03	2007			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1644		
Nominal value of each share	10P		
Amount (if any) paid or due on each share (including any share premium)	£3.18 + £4.34 SEE SCHEDULE ATTACHED		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

...ies and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE Address SCHEDULE ATTACHED. UK Postcode	Class of shares allotted ORDINARY	Number allotted total 1644 See SCHEDULE ATTACHED
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 9.3.07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J. McOWEN. BESPAK PLC,
BLACKHILL DRIVE, FEATHERSTONE RD. WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS. Tel 01908 525211
DX number DX exchange

SEC File

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	03	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	2,320		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£3.18		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MRS SILVA NINAN	Class of shares allotted	Number allotted
Address 9 SANDERLING CLOSE, BICESTER OX26 6WF	ORDINARY × 10P	2,320.
UK Postcode OX26 6WF		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15.3.07.

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J. M. OWEN, BESPAK PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH,
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	8,000		
Nominal value of each share	10P		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN NOMINEES LTD Address PARTICIPANT 10092 MEMBERS ACCOUNT(S) SCHEMES UK Postcode	Class of shares allotted ORINARY 10P	Number allotted 8,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04.04.07

** A director / ~~secretary~~ / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. T. M. OWEN BESPAK PLC
BLACKHILL DRIVE, FEATHERSTONE RD
WOLVERTON MILL SOUTH. MILTON KEYNES
MK12 5TS Tel 01908. 525211
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	Bespak plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01 05 2007	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	48,000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.125		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Martin Peter Hopcroft Address: 1 The Pastures, Edlesborough, Dunstable, Beds UK Postcode LU6 2HL	Ordinary	48,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date ______________________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jenny Owen, Bespak plc Blackhill Drive, Featherstone Road Wolverton
Mill South, Milton Keynes, MK12 5TS
Tel 01908 525211
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	05	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10P		
Number allotted	244		
Nominal value of each share	10P		
Amount (if any) paid or due on each share (including any share premium)	£4.24		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): DAVID EVANS		
Address: 9 PARK AVENUE, KINGS LYNN	ORDINARY 10P	244
UK Postcode: PE30 5NJ		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10. 5. 07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS JENNY OWEN, BESPAK PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
06 December 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

Bespak plc

2. Name of shareholder having a major interest

Schroders plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Schroder Unit Trusts Limited	2,618,438	9.224
Schroder Nominees Limited	2,405,106	8.473
British Coal Staff Superannuation a/c P	992,866	3.498
Chase Nominees Limited	150,000	0.528
Mineworkers Pension Scheme a/c R	1,037,240	3.654
Nortrust Nominees Limited	225,000	0.793

5. Number of shares/amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares/amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary GBP 0.10 shares

10. Date of transaction

4 December 2006

11. Date Company informed

5 December 2006

12. Total following this notification

5,023,438

13. Total percentage holding of issued class following this notification

17.698%

14. Any additional information

Figures are based on shares in issue of 28,384,636

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification: 5 December 2006

investegate

Bespak PLC - Total Voting Rights

Bespak PLC
22 December 2006

Bespak plc Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Bespak plc's capital consists of 28,400,412 10p ordinary shares with voting rights.

The above figure may be seen by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Bespak plc under the FSA's disclosure and Transparency rules

Jenny Owen
Company Secretary

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
27 December 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Barclays Capital Securities Ltd	294,397	1.0365
Gerrard Ltd	10,500	0.0369
Barclays Private Bank Ltd	130,310	0.4588
Barclays Bank plc	51,497	0.1813
Gerrard Ltd	5,080	0.0179
Barclays Life Assurance Co Ltd	171,240	0.6029
Barclays Global Investors Limited	1,083,187	3.8139
Barclays Global Investors Limited	2,567,053	9.0387
Group Holding	4,024,933	15.1869

Registered Holder	Holding
Bank of Ireland	23,141
Bank of Ireland	51,171
Bank of Ireland	13, 233
Bank of Ireland Nominees Ltd	51,497
Bank of New York	20,126
Bank of New York	50,559
Bank of New York	5,554
Barclays Capital Nominees Ltd	294,397
Chase Nominees Ltd	14,466
Chase Nominees Ltd	2,115,899
Chase Nominees Ltd	144,503
Chase Nominees Ltd	11,699
Chase Nominees Ltd	100,000
Chase Nominees Ltd	24,990
Chase Nominees Ltd	78,632
Citibank	135,253
HSBC	1,149
JP Morgan (BGI CUSTODY)	32,225
JP Morgan (BGI CUSTODY)	73,441
JP Morgan (BGI CUSTODY)	6,298
JP Morgan (BGI CUSTODY)	34,286
JP Morgan (BGI CUSTODY)	151,437
JP Morgan (BGI CUSTODY)	119,101
JP Morgan (BGI CUSTODY)	74,994
JP Morgan (BGI CUSTODY)	17,591
JP Morgan (BGI CUSTODY)	21,647

JP Morgan (BGI CUSTODY)	3,629
Midland Bank (HSBC BANK PLC)	82,625
Northern Trust	66,014
Northern Trust	100,486
Northern Trust	247,331
RC Greig Nominees Limited	2,500
RC Greig Nominees Limited	2,500
RC Greig Nominees Limited GP1	1,030
RC Greig Nominees Limited SA1	1,550
RC Greig Nominees Limited a/cAK1	5,000
RC Greig Nominees Limited a/cBL1	1,500
RC Greig Nominees Limited a/c CM1	1,500
ZEBAN NOMINEES LIMITED	1,30,310
Group Holding	4,313,264

5. Number of shares/amount of stock acquired

n/a

6. Percentage of issued class

n/a

7 Number of shares/amount of stock disposed

n/a

8. percentage of issued class

n/a

9. Class of security

Ordinary GBP 0.10 shares

10. Date of transaction

15 December 2006

11 Date Company informed

22 December 2006

12. Total following this notification

4,313,264

13. Total percentage holding of issued class following this notification

15.187%

14. Any additional information

Figures are based on shares in issue of 28.400,412

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification 22 December 2006

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
03 January 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   BriTel Fund Trustees Limited and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Registered Holder	Holding	Percentage Held
BriTel Fund Nominees Limited (held on behalf of BT Pension Scheme)	902,490	3.178
Chase Nominees Limited (held on behalf of Hermes Assured Limited)	222,598	0.783
Group Holding	1,125,088	3.961

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    Not known

11. Date company informed

    3 January 2007

12. Total following this notification

    1,125,088

13. Total percentage holding of issued class following this notification

3.9617%

14. Any additional information

Figures are based on shares in issue of 28,400,412

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 3rd January 2007

Bespak PLC - Interim Results

Bespak PLC
18 January 2007

Bespak plc

Interim results for the 26 weeks to 28 October 2006

Bespak (LSE: BPK), a leader in medical devices for inhaled drug delivery and anaesthesia, today announces its interim results for the 26 weeks to 28 October 2006.

Highlights

- Revenue (including the first half year of King Systems) up 61% to £62.1m (2005: £38.5m).
- Organic sales from Inhaled Drug Delivery up 22% to £46.8m (2005: £38.5m) with record MDI sales and rapid growth of Exubera(R) insulin inhalers.
- Profit before tax and special items up 39% to £8.5m (2005: £6.1m)
- Adjusted earnings per share up 26% to 21.7 p (2005: 17.2p), reflecting continuing operations before special items
- Cash generated from operations up 126% to £16.7m (2005: £7.4 m)
- Interim dividend of 7.0p per share (2005: 7.0p)
- King Systems attained its final earn-out target in October 2006, two months early.
- Withdrawal from Consumer Dispensers business completed after sale of certain products and assets.
- Target established to double the Company's profit before tax over five years

Mark Throdahl, Bespak's Chief Executive, commented:

'Bespak has experienced strong growth in the first half year, and the Board believes that the Company will have a full year that again exceeds its original expectations. Demand for Exubera(R) insulin inhalers has been very strong, and we are enjoying record sales of MDI valves. King Systems, the anaesthesia business we acquired last year, has delivered 10% underlying sales growth.

'Bespak has set a target to double its profit before tax over the next five years, although the current profile of our businesses means that we may out-perform or under-perform this trajectory in any given year. We are broadening our customer base beyond pharmaceutical companies and reducing our dependency on lengthy development programmes.'

For further information, please contact:

Bespak plc
Mark Throdahl, Chief Executive Tel: +44 (0)1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0)20 7379 5151

Bespak plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Bespak develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits and laryngeal tubes. The Group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

Bespak plc

Interim Results for the 26 Weeks to 28 October 2006

Trading was strong in all the Group's businesses, with record sales of metered dose inhaler valves, successful production ramp-up of the inhaler for Exubera(R) inhaled insulin, and double-digit hospital sales growth in anaesthesia products.

In the 26 weeks to 28 October 2006, sales of products and services increased by 61% to £62.1m (2005: £38.5m). Operating profit before special items increased by 65% to £9.9m (2005: £6.0m). Profit before tax and special items increased by 39% to £8.5m (2005: £6.1m), reflecting increased financing costs for the King Systems acquisition. Earnings per share adjusted for amortisation of intangibles and other special items increased 26% to 21.7p (2005: 17.2p).

Profit before tax increased 7% to £7.6m (2005: £7.1m), despite the current year amortisation charge on the intangible assets acquired with the acquisition of King Systems and the £0.9m exceptional gain on the sale of the Cary manufacturing site during 2005. Profit after tax from continuing operations of £5.6m was flat compared with the prior year (2005: £5.6m), reflecting the non-taxable exceptional gain on the sale of Cary. Profit for the period, which includes the £1.7m loss from the discontinued Consumer Dispensers business, was £3.9m (2005: £5.4m). Earnings per share were 13.8p (2005: 20.0p).

Net cash flow from operations was £16.7m (2005: £7.4m). The Board is maintaining an interim dividend of 7.0p per share, which is payable on 23 February 2007 to those shareholders on the register on 26 January 2007. The Group's net debt as at 28 October 2006 was £20.3m as opposed to net cash in 2005 of £18.8m (reflecting the financing of the King Systems acquisition) and net debt of £27.8m at the start of the period.

BUSINESS SEGMENT PERFORMANCE

Inhaled Drug Delivery Segment

Sales in the Inhaled Drug Delivery segment increased by 22% to £46.8m (2005: £38.5m) as a result of record sales of metered dose inhalation (MDI) valves and strong demand for the Exubera(R) insulin inhaler. Operating profit before special items increased by 22% to £7.3m (2005: £6.0m), reflecting improved operating margins.

Respiratory

HFA valves volumes grew 33%, after approximate 40% growth in each of the preceding two years. Sales of older chlorofluorocarbon (CFC) valves were also exceptionally strong in the period. Bespak enjoys a high share of the albuterol market in the US, currently with formulations which use its CFC valves. After December 2008, CFC albuterol formulations must be replaced by new formulations with HFA propellant. While CFC valve sales to Bespak's largest US customer end in January 2007, the Group expects strong demand from its HFA customers and remaining CFC accounts to mitigate the impact of the transition over the next 24 months.

The dose counter market in the US has the potential to grow significantly because of FDA guidance that all new aerosol drug filings should include a dose counter. Bespak has developed a platform dose counter technology which is now being marketed in a variety of forms for the US market. In addition Bespak has signed a co-marketing and manufacturing agreement with Bang & Olufsen Medicom, which has developed a dose counter that requires reduced actuation force. To date, Bespak has demonstrated the technical suitability of the product and is in late stage negotiations with a selection of customers. Commercial sales are expected to commence in 2008, pending the anticipated completion of regulatory testing.

Device & Manufacturing Services

The first half continued the successful ramp-up of the Exubera(R) insulin inhaler, made in the largest clean room in the UK. Sales of Bespak's historically largest contract manufactured product were also strong.

Exubera(R) is being launched in Europe and the United States. Production demand continues ahead of our original expectations, and the pace of production scale-up has been sustained long enough that the risk of this programme is shifting from one of production scale-up to one of patient uptake.

In the first half year, Bespak won significant programmes with two of the world's largest pharmaceutical companies and a development programme for a global medical device company and a development programme for a cancer pain treatment delivery device for a large regional pharmaceutical company.

Anaesthesia & Respiratory Care Segment

King Systems' sales in the first half (the first full period under Bespak's ownership) were £15.4m ($28.9m) and operating profit was £2.6m ($4.8m).

King's financial performance in 2006 has exceeded expectations, and the final earn-out was attained approximately two months early. In accordance with the Purchase Agreement, the final cash payment of $10m will be made to King's former shareholders later this month.

King's product sales to hospitals continue to grow in excess of 10% over the prior year. Growth is driven by breathing circuits, particularly the Universal Flex2TM, a patented dual limb circuit, which is compact when stored but can be expanded during use. This product minimises torque placed on the airway tube and can be shaped to avoid the surgical field.

Two new products were introduced in the first half year. The LTS-D laryngeal tube is the first disposable laryngeal tube that enables suctioning of stomach contents. AIRTRAQ(R), the world's first disposable optical laryngoscope, is designed for difficult endotracheal tube intubations. King has been encouraged by the enthusiastic clinical reception to both new products.

Two risks identified six months ago have been significantly mitigated. Raw material price increases have not materialised to the degree anticipated. Additionally, King has won multiple-year supply agreements at two of the largest US group purchasing organisations, HealthTrust Purchasing Group and Ascension Health.

Discontinued Consumer Dispensers Segment

In August Bespak announced its intention to withdraw from its Consumer Dispensers business. In October Bespak entered into an agreement with Plasticum Group BV, a Netherlands-based manufacturer of plastic packaging, to dispose of certain product lines and related manufacturing equipment. At the time of the announcement Bespak said that the withdrawal would result in an approximate pre-tax £3m charge, which has now been reduced to £2.3m. Bespak's first half financial results include £2.8m revenue and £0.1m operating loss from operations, which were discontinued in October 2006.

Growth Strategy & Acquisitions

The Board has set a target to double the profit before tax of the business over the next five years, which will result from a strategy to grow organically and through selective acquisitions. The Group is broadening its customer base beyond pharmaceutical companies and reducing its historical dependency on lengthy development programmes. Until the non-pharmaceutical component of the Company grows beyond its current size, Bespak may out-perform or under-perform this trajectory in any given year.

The Company has developed multiple platforms of organic growth, including HFA valves, dose counters, Exubera(R) inhalers, a 12-programme device manufacturing portfolio, Flex2TM breathing circuits, laryngeal tubes, and AIRTRAQ(R). Following the successful King Systems acquisition, Bespak intends to make further acquisitions in the anaesthesiology and respiratory products industry.

DIRECTORS

In September George Meredith and Jack Cashman stepped down from the Board, and Martin Hopcroft resigned in July. We would like to thank them for their valuable contributions over the years. In August, George Kennedy was appointed to the Board as a non-executive director. Formerly Chairman of Smith Industries Medical Group, George is now Chairman of E2v plc and Eschmann, Vice Chairman of Vernalis plc, and a non-executive director of Spacelabs.

Paul Boughton, Corporate Development Director, was made an Executive Director in June. Jon Glenn was appointed Finance Director and Executive Director in July. These appointments add further strength to a capable management team.

OUTLOOK

For the financial year ending 28 April 2007, we expect strong trading to continue in MDI valves, Exubera(R) inhaler production, and King's anaesthesia products. Concerns about a decline in Respiratory sales in the US next year have moderated, and we now anticipate strong continuing demand for CFC valves and very strong HFA demand over the balance of this financial year and next. The primary uncertainty in 2007/08 is the timing of future demand for Exubera(R) inhalers, which will be clarified as patient uptake data is ascertained.

The Board has set a target to double Bespak's profit before tax over the next five years and is confident that in 2006/07 the Company will out-perform this trajectcry.

John Robinson	Mark C. Throdahl
Chairman	Chief Executive

Independent review report to Bespak plc

Introduction
We have been instructed by the company to review the financial information for the twenty-six weeks ended 28 October 2006 which comprises consolidated interim balance sheet as at 28 October 2006 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the twenty-six weeks then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information.
This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty-six weeks ended 28 October 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge
17 January 2007

Notes:
(a) The maintenance and integrity of the Bespak plc web site is the responsibility of the directors; the work carried out by the auditors does not

involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Consolidated Income Statement
For the 26 weeks ended 28 October 2006

	Notes	Unaudited 26 weeks ended 28 October 2006 Total £000	Unaudited 26 weeks ended 29 October 2005 Total £000	Audited 52 weeks ended 29 April 2006 Total £000
Continuing operations				
Revenue	2	62,089	38,543	87,560
Operating expenses		(53,086)	(31,621)	(72,573)
Operating profit before special items		9,898	5,984	14,745
Special items	3	(895)	938	242
Operating profit	2	9,003	6,922	14,987
Finance income		238	468	825
Finance expenses		(1,160)	(74)	(1,030)
Other finance costs	4	(229)	(256)	(501)
Share of post tax (losses)/profits from associate		(27)	(7)	10
Impairment of investment in associate		(242)	-	-
Profit before tax and special items		8,478	6,115	14,049
Special items	3	(895)	938	242
Profit before taxation		7,583	7,053	14,291
Taxation	5	(2,029)	(1,497)	(3,570)
Profit for the financial period from continuing operations		5,554	5,556	10,721
Loss for the period from discontinued operation	6	(1,678)	(202)	(399)
Profit for the financial period		3,876	5,354	10,322
Basic earnings per ordinary share				
Continuing operations	7	19.8p	20.7p	39.4p
Discontinued operations	7	(6.0p)	(0.7p)	(1.5p)
Total	7	13.8p	20.0p	37.9p
Diluted earnings per ordinary share				
Continuing operations	7	19.5p	20.4p	38.8p
Discontinued operations	7	(5.9p)	(0.7p)	(1.5p)
Total	7	13.6p	19.7p	37.3p
Dividends		£000	£000	£000
Final dividend paid of 12.1p per share (2005: 12.1p)		3,391	3,241	3,241
Interim dividend paid of 7.0p per share (2005: 7.0p)		-	-	1,960
		3,391	3,241	5,201

An interim dividend of 7.0p per share (2005: 7.0p) is proposed to be paid in respect of the 26 weeks to 28 October 2006.

Consolidated Group Balance Sheet
At 28 October 2006

	Notes	Unaudited 28 October 2006 Total £000	Unaudited 29 October 2005 Total £000	Audited 29 April 2006 Total £000
Non-current assets				
Property, plant and equipment		50,382	47,328	52,537
Goodwill		37,674	-	39,259
Other intangible assets		13,481	94	14,906
Investment in associate		-	262	269
		101,537	47,684	106,971
Non-current assets held for resale	8	916	2,986	-
Current assets				
Inventories		10,357	5,759	9,571
Trade and other receivables		17,279	13,905	19,052
Financial instruments		180	-	237
Current tax receivable		965	-	282
Cash and cash equivalents		14,167	22,822	9,782
		42,948	42,486	38,924
Current liabilities				
Borrowings		22,474	4,019	23,106
Trade and other payables	9	18,089	10,159	15,080
Financial instruments		-	35	-
Current tax payable		4,047	1,436	3,850
Provisions and other liabilities		6,299	416	6,147
		50,909	16,065	48,183
Net current (liabilities)/assets		(7,961)	26,421	(9,259)
Non-current liabilities				
Borrowings		11,997	-	14,449
Deferred taxation		3,269	79	5,197
Defined benefit pension scheme deficit	11	15,839	17,060	12,002
		31,105	17,139	31,648
Net assets		63,387	59,952	66,064
Shareholders' equity				
Share capital		2,802	2,684	2,802
Share premium		28,853	23,191	28,837
Retained earnings		32,476	34,134	34,693
Other reserves		(744)	(57)	(268)
Total equity	12	63,387	59,952	66,064

Consolidated Cash Flow Statement
For the 26 weeks ended 28 October 2006

	Notes	Unaudited 26 weeks ended 28 October 2006 Total £000	Unaudited 26 weeks ended 29 October 2005 Total £000	Audited 52 weeks ended 29 April 2006 Total £000
Cash flows from operating activities				
Operating profit from continuing operations		9,003	6,922	14,987
Depreciation		3,426	3,108	6,423
Amortisation		961	44	750
Impairment credit		-	(432)	(438)
Loss/(profit) on disposal of property, plant and equipment		27	(262)	(272)

Share based payments		209	134	410
(Increase)/decrease in inventories		(1,130)	354	(1,504)
Decrease/(increase) in trade and other receivables		1,252	1,058	(692)
Increase/(decrease) in trade and other payables		2,766	(1,812)	21
Increase/(decrease) in provisions		245	(1,824)	(1,725)
(Increase)/decrease in financial instruments		(29)	123	(149)
Cash generated from continuing operations		16,730	7,413	17,811
Cash flows from discontinued operations	6	349	(21)	(13)
Interest paid		(796)	(35)	(854)
Tax paid		(1,966)	(1,644)	(3,554)
Net cash inflow from operating activities		14,317	5,713	13,390
Cash flows from investing activities				
Purchases of property, plant and equipment		(3,423)	(1,979)	(4,129)
Purchases of intangible assets		(135)	(8)	(182)
Proceeds from sale of property, plant and equipment		-	398	3,402
Disposal of fixed asset investments		-	82	83
Interest received		214	440	815
Dividend received from associate		-	-	10
Acquisition of subsidiary (net of cash acquired)		(789)	-	(45,772)
Net cash used in investing activities from continuing operations		(4,133)	(1,067)	(45,773)
Purchases of property, plant and equipment - discontinued operations		-	(91)	(205)
Net cash used in investing activities		(4,133)	(1,158)	(45,978)
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		16	231	403
Equity dividends paid to shareholders		(3,391)	(3,241)	(5,201)
New bank loans raised		-	-	20,121
Repayment of amounts borrowed		(1,872)	-	(1,008)
Payments to fund defined benefit pension scheme deficit		(810)	-	(9,540)
Net cash (used)/generated in financing activities		(6,057)	(3,010)	4,775
Net increase/(decrease) in cash and cash equivalents	10	4,127	1,545	(27,813)
Cash and short-term borrowings at the beginning of the period		(9,466)	17,415	17,415
Effects of exchange rate changes		730	(157)	932
Cash and short-term borrowings at the end of the period		(4,609)	18,803	(9,466)

Consolidated Statement of Recognised Income and Expense
For the 26 weeks ended 28 October 2006

	Unaudited 26 weeks ended 28 October 2006 Total £000	Unaudited 26 weeks ended 29 October 2005 Total £000	Audited 52 weeks ended 29 April 2006 Total £000
Fair value movements on cash flow hedges	(86)	-	152
Deferred tax on fair value movements on cash flow hedges	26	-	(46)
Exchange movements on translation of foreign subsidiaries	(514)	85	(331)
Deferred tax on exchange movements	98	-	99

Deferred tax on share based payments	32	55	193
Actuarial loss on defined benefit pension scheme	(4,205)	(949)	(5,040)
Current tax on actuarial loss	-	-	543
Deferred tax on actuarial loss	1,262	285	970
Net loss recognised directly in equity	(3,387)	(524)	(3,460)
Profit for the financial period	3,876	5,354	10,322
Total recognised income for the period	489	4,830	6,862

Notes to the Interim Accounts

1. *Basis of preparation and accounting policies*

The same accounting policies, methods of computation and presentation have been used in the preparation of the interim financial statements as were applied in the 2006 Bespak plc Annual Report and Financial Statements. The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board and their report is set out on page 6.

The financial information for the 52 weeks ended 29 April 2006 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2. Segmental information

(a) Revenue from continuing operations

Revenue by business	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Inhaled drug delivery	46,781	38,543	76,502
Anaesthesia and respiratory care	15,441	-	11,118
Total revenues	62,222	38,543	87,620
Intra-segment sales	(133)	-	(60)
Revenue	62,089	38,543	87,560

Revenue by origin	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
United Kingdom	46,781	34,648	72,568
United States of America	15,441	6,812	17,802
Total revenues	62,222	41,460	90,370
Intra-segment sales	(133)	(2,917)	(2,810)
Revenue	62,089	38,543	87,560

Revenue by destination	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
United Kingdom	11,067	10,168	21,272
United States of America	36,292	16,980	41,948
Europe	9,983	8,467	17,936
Rest of the World	4,747	2,928	6,404

Revenue	62,089	38,543	87,560

(b) Operating profit from continuing operations

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Inhaled drug delivery	7,345	5,984	13,125
Reallocation of corporate costs (note 6)	-	-	(399)
Inhaled drug delivery - revised segmental basis	7,345	5,984	12,726
Special items	-	938	901
Inhaled drug delivery after special items	7,345	6,922	13,627
Anaesthesia and respiratory care	2,553	-	2,019
Special items	(895)	-	(659)
Anaesthesia and respiratory care after special items	1,658	-	1,360
Operating profit before special items	9,898	5,984	15,144
Reallocation of corporate costs (note 6)	-	-	(399)
Revised segmental basis	9,898	5,984	14,745
Special items	(895)	938	242
Operating profit after special items	9,003	6,922	14,987

(c) Net assets

Net assets by business segment	28 October 2006 £000	29 October 2005 £000	29 April 2006 £000
Continuing operations			
Inhaled drug delivery	52,818	54,865	55,218
Anaesthesia and respiratory care	60,116	-	63,231
Unallocated net (liabilities)/assets	(47,637)	3,060	(54,310)
Total continuing operations	65,297	57,925	64,139
Discontinued operations	(1,910)	2,027	1,925
Net assets	63,387	59,952	66,064

Exchange rates	28 October 2006	29 October 2005	29 April 2006
Average rate of exchange - USD	1.87	1.80	1.78
Closing rate of exchange - USD	1.90	1.78	1.82

3. Special items

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Continuing operations			
Exceptional operating income	-	938	901
Amortisation of acquired intangible			

assets	(895)	-	(659)
Special items before tax	(895)	938	242
Taxation	355	-	290
Special items after tax	(540)	938	532

Amortisation represents the charge for other intangible assets acquired with King Systems. The tax credit relates to the amortisation charge.

The exceptional income in the 26 weeks to 29 October 2005 and the 52 weeks ended 29 April 2006 comprised the reversal of closure provisions and impairment provisions relating to the closure of the Group's manufacturing facility in North Carolina.

4. Other finance costs

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Expected return on defined benefit scheme assets	1,238	764	1,657
Interest cost on defined benefit scheme liabilities	(1,330)	(1,020)	(2,041)
Interest net of expected return on plan assets	(92)	(256)	(384)
Unwinding of discount on deferred consideration	(137)	-	(117)
Other finance costs	(229)	(256)	(501)

5. Taxation

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
UK corporation tax	1,553	1,403	3,780
Overseas taxation	405	15	289
Deferred taxation	71	79	(499)
	2,029	1,497	3,570

The tax charge for the 26 weeks ended 28 October 2006 is based on the effective tax rate, which it is estimated will apply to earnings for the full year.

6. Discontinued operations

In August 2006, the Group announced the closure of its consumer dispenser business with effect from the end of October 2006. This business has been classified as a discontinued operation under IFRS 5, and the assets shown as held for sale, as of that date. The results of the discontinued operation for the 26 weeks ended 28 October 2006, and the comparative periods, are as follows:

	Notes	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Revenue		2,790	2,679	5,524
Operating expenses		(2,936)	(2,968)	(6,087)
Operating loss	(a)	(146)	(289)	(563)
Impairment provisions	(b)	(1,022)	-	-
Closure provisions	(c)	(1,230)	-	-
Loss before tax		(2,398)	(289)	(563)

Attributable taxation	720	87	164
Loss after tax from discontinued operations	(1,678)	(202)	(399)

(a) The operating loss for the year ended 29 April 2006 as originally disclosed was £962,000. Certain corporate and other costs previously allocated to this business segment amounting to £399,000 have been reclassified into inhaled drug delivery in the segmental analysis for the continuing businesses.

(b) An impairment provision has been made against the carrying value of the fixed assets in the consumer dispenser business. The assets were either scrapped or sold in November 2006 for their carrying value at 28 October 2006.

(c) Closure provisions comprise employee severance and other costs incurred in connection with the closure.

Cash flows from discontinued operations

	Notes	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Loss before taxation		(2,398)	(289)	(563)
Depreciation		282	325	649
Impairment provisions		1,022	-	-
(Increase)/decrease in inventories		(109)	20	(2)
Decrease/(increase) in trade and other receivables		397	(77)	(97)
Increase in provisions		1,155	-	-
Net cash flows from operating activities		349	(21)	(13)
Investing activities - purchases of property, plant and equipment		-	(91)	(205)
Cash flows from discontinued operations		349	(112)	(218)

	28 October 2006 £000
Non-current assets held for sale comprise the following:	
Property, plant and equipment	540
Inventory	376
Total	916

7. Earnings per share

	26 weeks to 28 October 2006	26 weeks to 29 October 2005	52 weeks to 29 April 2006
The calculation of earnings per ordinary share is based on the following:			
Profit for the financial period (£000)	3,876	5,354	10,322
Profit for the period from continuing operations (£000)	5,554	5,556	10,721
Add back: Special items after tax (£000)	540	(938)	(532)
Adjusted profit for the financial period (£000)	6,094	4,618	10,189

Loss for the period from discontinued operations (£000)	(1,678)	(202)	(399)
Weighted average number of ordinary shares in issue	28,021,335	26,815,740	27,242,663
Shares owned by Employee Share Ownership Trusts	-	(16,141)	(8,071)
Average number of ordinary shares in issue for basic earnings	28,021,335	26,799,599	27,234,592
Dilutive impact of share options outstanding	524,690	346,816	422,960
Diluted average number of ordinary shares in issue	28,546,025	27,146,415	27,657,552
Basic earnings per ordinary share			
Continuing operations	19.8p	20.7p	39.4p
Discontinued operations	(6.0p)	(0.7p)	(1.5p)
Total	13.8p	20.0p	37.9p
Adjusted earnings per ordinary share			
Continuing operations	21.7p	17.2p	37.4p
Diluted earnings per ordinary share			
Continuing operations	19.5p	20.4p	38.8p
Discontinued operations	(5.9p)	(0.7p)	(1.5p)
Total	13.6p	19.7p	37.3p

8. Non current assets held for resale

	28 October 2006 £000	29 October 2005 £000	29 April 2006 £000
Consumer dispenser assets (note 6)	916	-	-
Property in North Carolina	-	2,986	-
Total	916	2,986	-

The property in North Carolina was sold in December 2005 for its carrying value at October 2005.

9. Trade and other payables

	28 October 2006 £000	29 October 2005 £000	29 April 2006 £000
Amounts falling due within one year			
Trade payables	8,047	5,469	7,137
Amounts payable to associated companies - trading	230	205	158
Other taxation and social security	825	561	692
Other creditors	3,408	2,306	3,461
Accruals and deferred income	5,579	1,618	3,632
	18,089	10,159	15,080

10. Reconciliation of net cash flow to movement in net debt

	Cash and cash equivalents £000	Current borrowings £000	Non-current borrowings £000	Net debt £000

At 30 April 2006	9,782	(23,106)	(14,449)	(27,773)
Cash flow for the period	4,436	(309)	-	4,127
Loan repayments included in cash flow for the period	-	-	1,872	1,872
Effect of exchange rate changes	(51)	941	580	1,470
At 28 October 2006	14,167	(22,474)	(11,997)	(20,304)
Net debt at 28 October 2006 comprises:				
Cash and short-term borrowings	14,167	(18,776)	-	(4,609)
Bank term loan	-	(3,691)	(11,994)	(15,685)
Finance lease obligations	-	(7)	(3)	(10)
At 28 October 2006	14,167	(22,474)	(11,997)	(20,304)

11. Defined benefit pension scheme deficit

	26 weeks ended 28 October 2006 Total £000	26 weeks ended 29 October 2005 Total £000	52 weeks ended 29 April 2006 Total £000
Pension deficit at start of period	12,002	15,703	15,703
Current service costs	1,092	771	1,537
Expected return on plan assets	(1,238)	(764)	(1,657)
Interest cost	1,330	1,020	2,041
Actuarial losses	4,205	949	5,040
Regular employer contributions	(742)	(619)	(1,122)
Employer payments to fund deficit	(810)	-	(9,540)
Pension deficit at end of period	15,839	17,060	12,002

12. Consolidated Statement of changes in shareholders' equity

	26 weeks ended 28 October 2006 Total £000	26 weeks ended 29 October 2005 Total £000	52 weeks ended 29 April 2006 Total £000
Total equity at start of period	66,064	57,998	57,998
Total recognised income and expense for the period	489	4,830	6,862
Recognition of share-based payments	209	134	410
Proceeds for sale of shares for employee options	16	143	314
Proceeds from release of own shares held	-	88	88
Equity dividends	(3,391)	(3,241)	(5,201)
Issue of share capital	-	-	5,593
Total equity at end of period	63,387	59,952	66,064

13. Acquisitions

No adjustments were made in the period to the provisional fair values of assets and liabilities acquired as part of the purchase of King Systems Corporation in December 2005.

investegate

Bespak PLC - Blocklisting

Bespak PLC
24 January 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 25 July 2006 to 24 January 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,408,010

Contact for queries: Jenny Owen, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS.

Name of person making return: Jenny Owen

Telephone: 01908 525211

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Bespak PLC - Holding(s) in Company

Bespak PLC
13 February 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Legal & General group plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Legal and General Assurance (Pensions Management) Limited Investors	1,010,754	3.55%

5. Number of shares/amount of stock acquired

   182,512

6. Percentage of issued class

   0.64%

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    n/a

11. Date Company informed

    07 February 2006

12. Total following this notification

    1,010,754

13. Total percentage holding of issued class following this notification

    3.55%

14. Any additional information

    Figures are based on shares in issue of 28,420,928

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 13 February 2007

Bespak PLC - Holding(s) in Company

Bespak PLC
19 February 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme	989,190	3.48%

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    n/a

11. Date Company informed

    14 February 2006

12. Total following this notification

    989,190

13. Total percentage holding of issued class following this notification

    3.48%

14. Any additional information

    Figures are based on shares in issue of 28,420,928

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

    Jenny Owen
    Company Secretary
    01908 525211

Date of Notification 19 February 2007

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Bespak PLC - Holding(s) in Company

Bespak PLC
26 February 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Schroders plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Schroders plc	4,827,240	16.975%

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   196,198

8. Percentage of issued class

   0.690/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    n/a

11. Date Company informed

    26 February 2006

12. Total following this notification

    4,827,240

13. Total percentage holding of issued class following this notification

    16.975%

14. Any additional information

    Figures are based on shares in issue of 28,436,272

15. Name of contact and telephone number for queries

As below

17. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification 26 February 2007

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Bespak PLC - Director Declaration

Bespak PLC
09 March 2007

In accordance with paragraph 9.6.14 of the Listing Rules, it is confirmed that Chris Banks has been appointed a Non-executive director of Medical Marketing Group International plc with effect from 1st April 2007.

For further information please contact:

Bespak
Mark Throdahl, Chief Executive Tel: +44 (0)1908 552600

Maitland
Brian Hudspith or Liz Morley Tel: +44 (0)20 7379 5151

About Bespak plc

Bespak, a leader in devices for inhaled drug delivery and anaesthesia, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, breathing circuits, disposable face masks and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis, Indiana and Kent, Ohio, in the US, in quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

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Bespak PLC - Holding(s) in Company

Bespak PLC
15 March 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Barclays Bank PLC	3,310,919	11.641%
Barclays Capital Securities Ltd		
Barclays Global Investors Ltd		
Barclays Life Assurance Co Ltd		
Barclays Stockbrokers Ltd		
Gerrard Ltd		

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   1,176

8. Percentage of issued class

   0.00413%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    n/a

11. Date Company informed

    15 March 2007

12. Total following this notification

    3,310,919

13. Total percentage holding of issued class following this notification

11.641%

14. Any additional information

Figures are based on shares in issue of 28,440,236

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification 15 March 2007

investegate

Bespak PLC - Blocklisting

Bespak PLC
02 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc
2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme
3. Period of return: From 30 March 2006 to 30 September 2006
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000
5. Number of shares issued/allotted under scheme during period: 350,896
6. Balance under scheme not yet issued/allotted at end of period: 49,104
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records 28,440,236

Contact for queries: Jenny Owen

Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks.
MK12 5TS

Name of person making return:
Jenny Owen
Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at
www.Bespak.com

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
10 April 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Schroders plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Schroders plc	4,477,240	15.738%

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   136,525

8. Percentage of issued class

   0.480%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    4th April 2007

11. Date Company informed

    10 April 2007

12. Total following this notification

    4,477,240

13. Total percentage holding of issued class following this notification

    15.738%

14. Any additional information

    Figures are based on shares in issue of 28,448,236

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification 10 April 2007.

investegate

Bespak PLC - Acquisition

Bespak PLC
16 April 2007

Bespak Expands Airway Management Portfolio with Emergent Acquisition

Bespak PLC ('Bespak') (LSE: BPK), a leader in devices for inhaled drug delivery and anaesthesia, today announces a two-step acquisition of Emergent Respiratory Products Inc. ('Emergent') of Irvine, California for a maximum total consideration of $38m. Emergent develops, manufactures and sells speciality breathing equipment and related single-use circuits and masks to emergency services and hospital emergency departments as an early treatment for patients experiencing breathing difficulty.

Bespak will initially invest $3m for a 51% equity stake in Emergent. This initial investment will be used to enlarge Emergent's pre-hospital sales organisation and leverage the opportunities from Bespak's range of proprietary airway management products. The remaining 49% will be acquired from the current shareholders between 2009 and 2011 at a pre-determined multiple of profits, with an estimated cost ranging from $15m to $18m but in any event subject to a maximum deferred consideration of $35m.

Emergent's patented Continuous Positive Airway Pressure (CPAP) products offer a range of benefits over competing products. CPAP is non-invasive and supplies air 'on demand' to conscious, spontaneously breathing patients. The acquisition of Emergent is highly complementary to King Systems ('King'), Bespak's existing US-based anaesthesia and airway management business acquired in 2005. The eventual combination of Emergent's sales organisation with that of King will expand Bespak's access to the growing pre-hospital emergency medicine market segment where Bespak's existing airway management products have considerable potential. Meanwhile, Emergent and King will explore mutual exploitation of technology across the two companies' product lines. The current chief executive of Emergent will remain with the business.

Emergent's sales grew by 88% to $1.5m in calendar year 2006, but because it is in the early stages of sales growth, the company recorded a pre-tax loss of $2.0m. The gross assets of Emergent at 31 December 2006 were $1.2m.

CPAP, which is indicated for patients with congestive heart failure, pulmonary oedema, and asthma attacks, is an alternative to intubating patients while they are transported to hospital, thus reducing the length and cost of hospital stays, reducing the risk of infection, and improving patient outcomes. The CPAP market is small but growing rapidly in the US and Europe. The $6m US market is now growing at approximately 40%.

Mark Throdahl, Bespak's Chief Executive, commented: 'We are delighted to announce the acquisition of Emergent, continuing our strategy of building Bespak around high-growth markets and technologies that help people to breathe. Emergent brings another growth platform to Bespak's portfolio of growing businesses. It also expands our market reach from anaesthesiology to emergency medicine not only for CPAP, but also for Bespak's existing airway management products.'

For further information, please contact:

Bespak plc Mark Throdahl, Chief Executive Jonathan Glenn, Group Finance Director	Tel: +44 (0) 1908 552600
Maitland Liz Morley or Brian Hudspith	Tel: +44 (0) 20 7379 5151

Bespak plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in

hospitals.

Bespak develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposables facemasks, breathing circuits, and laryngeal tubes. The Group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana, and Kent, Ohio in the US, and Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
24 April 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

   Barclays Bank plc
   Barclays Capital Securities Ltd
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Stockbrokers Ltd
   Gerrard Ltd

   Group Holding 3,143,081

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   20,000

8. Percentage of issued class

   0.070%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    19 April 2007

11. Date Company informed

    24 April 2007

12. Total following this notification

    3,123,081

13. Total percentage holding of issued class following this notification

10.98%

14. Any additional information

Figures are based on shares in issue of 28,449,264

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 24 April 2007

This information is provided by RNS
The company news service from the London Stock Exchange
UAR

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Bespak PLC - Blocklisting

Bespak PLC
25 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 22 October 2006 to 23 April 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 16,636

5. Number of shares issued/allotted under scheme during period: 16,636

6. Balance under scheme not yet issued/allotted at end of period: Nil

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,449,264

Contact for queries: Jenny Owen

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen Company Secretary

Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

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Bespak PLC - Blocklisting

Bespak PLC
26 April 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc
2. Name of scheme: Bespak 1996 Company Share Option Scheme
3. Period of return: From 25 October 2006 to 26 April 2007
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 11,141
5. Number of shares issued/allotted under scheme during period: Nil
6. Balance under scheme not yet issued/allotted at end of period: 11,141
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,449,264

Contact for queries: Jenny Owen

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen, Company Secretary

Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at www.Bespak.com

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Bespak PLC - Trading Statement

Bespak PLC
03 May 2007

Bespak plc

Strong trading in the 52 weeks to 28 April 2007

Bespak plc (LSE:BPK), a leader in devices for inhaled drug delivery and anaesthesia, anticipates that reported performance in the year ending 28 April 2007 will be in line with or will marginally exceed expectations with strong trading in both its Inhaled Drug Delivery and Anaesthesia & Respiratory Care business segments.

Inhaled Drug Delivery continued the strong organic growth reflected in the first half with record sales of CFC-free valves and dry powder inhalers. The transition in the US market to CFC-free asthma formulations progresses more successfully than anticipated. Bespak has also won a number of new valve and dose counter development programmes during the year. Bespak has continued to benefit from demand for the Exubera(R) inhaler to support its global launch, although there are uncertainties about short- to medium- term sales volumes.

The good performance in Anaesthesia & Respiratory Care reflected the first full year of the King Systems acquisition, and reflected the same growth trajectory seen in the first half. King Systems is a leading supplier of disposable breathing circuits, masks and laryngeal tubes, mainly sold to hospitals in the US.

Last month Bespak announced the two-step acquisition of Emergent Respiratory Products of Irvine, California. This acquisition is highly complementary to King and will expand Bespak's access to the growing pre-hospital emergency medicine market segment where Bespak's existing airway management products have considerable potential.

Bespak will report its preliminary results on 11 July 2007.

For further information please contact:

Bespak
Mark Throdahl, Chief Executive Tel: +44 (0)1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Brian Hudspith or Liz Morley Tel: +44 (0)20 7379 5151

Bespak plc is a leader in specialty medical devices, developing delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings.

The company develops and manufactures metered dose inhalers, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits, and laryngeal tubes. The group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, in Indianapolis, Indiana and Kent, Ohio, in the US, and in Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

investegate

Bespak PLC - Blocklisting Interim Review

Bespak PLC
04 May 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
   Bespak plc

2. Name of scheme:
   Bespak 2002 Executive Share Option Scheme

3. Period of return:

   From 03 November 2006 to 2 May 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:
   1,000,000 ordinary shares

5. Number of shares issued/allotted under scheme during period:
   89,000

6. Balance under scheme not yet issued/allotted at end of period:
   801,250

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:
   1,000,000 ordinary on 2nd December 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
28,497,264

Contact for queries:
Jenny Owen, Company Secretary

Address:
Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return:
Jenny Owen

Telephone:
01908 525211

For more information on the Bespak Group please visit our Website at
www.Bespak.com

bespak

Interim Report 2006/07





Transforming
Inhaled drug delivery



Transforming
Anaesthesia & Respiratory Care

Bespak plc

Bespak plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Bespak develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits and laryngeal tubes. The Group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

Highlights

- Revenue (including the first half year of King Systems) up 61% to £62.1 million (2005: £38.5 million).
- Organic sales from Inhaled Drug Delivery up 22% to £46.8 million (2005: £38.5 million) with record MDI sales and rapid growth of Exubera® insulin inhalers.
- Profit before tax and special items up 39% to £8.5 million (2005: £6.1 million).
- Adjusted earnings per share up 26% to 21.7 pence (2005: 17.2 pence) reflecting continuing operations before special items.
- Cash generated from operations up 126% to £16.7 million (2005: £7.4 million).
- Interim dividend of 7.0 pence per share (2005: 7.0 pence).
- King Systems attained its final earn-out target in October 2006, two months early.
- Withdrawal from Consumer Dispensers business completed after sale of certain products and assets.
- Target established to double the Company's profit before tax over five years.

Mark Throdahl, Bespak's Chief Executive, commented:
"Bespak has experienced strong growth in the first half year, and the Board believes that the Company will have a full year that again exceeds its original expectations. Demand for Exubera® insulin inhalers has been very strong, and we are enjoying record sales of MDI valves. King Systems, the anaesthesia business we acquired last year, has delivered 10% underlying sales growth.

Bespak has set a target to double its profit before tax over the next five years, although the current profile of our businesses means that we may out-perform or under-perform this trajectory in any given year. We are broadening our customer base beyond pharmaceutical companies and reducing our dependency on lengthy development programmes."

+61%	+39%	+26%	+126%
Revenue up 61% to £62.1 million	**Profit before tax and special items up 39% to £8.5 million**	**Adjusted earnings per share up 26% to 21.7 pence**	**Cash generated from operations up 126% to £16.7 million**

Interim results for the 26 weeks to 28 October 2006

Overview

Trading was strong in all the Group's businesses, with record sales of metered dose inhaler valves, successful production ramp-up of the inhaler for Exubera® inhaled insulin, and double-digit hospital sales growth in anaesthesia products.

In the 26 weeks to 28 October 2006, sales of products and services increased by 61% to £62.1 million (2005: £38.5 million). Operating profit before special items increased by 65% to £9.9 million (2005: £6.0 million). Profit before tax and special items increased by 39% to £8.5 million (2005: £6.1 million), reflecting increased financing costs for the King Systems acquisition. Earnings per share adjusted for amortisation of intangibles and other special items increased 26% to 21.7 pence (2005: 17.2 pence).

Profit before tax increased 7% to £7.6 million (2005: £7.1 million), despite the current year amortisation charge on the intangible assets acquired with the acquisition of King Systems and the £0.9 million exceptional gain on the sale of the Cary manufacturing site during 2005. Profit after tax from continuing operations of £5.6 million was flat compared with the prior year (2005: £5.6 million), reflecting the non-taxable exceptional gain on the sale of Cary. Profit for the period, which includes the £1.7 million loss from the discontinued Consumer Dispensers business, was £3.9 million (2005: £5.4 million). Earnings per share were 13.8 pence (2005: 20.0 pence).

Net cash flow from operations was £16.7 million (2005: £7.4 million). The Board is maintaining an interim dividend of 7.0 pence per share, which is payable on 23 February 2007 to those shareholders on the register on 26 January 2007. The Group's net debt as at 28 October 2006 was £20.3 million as opposed to net cash in 2005 of £18.8 million (reflecting the financing of the King Systems acquisition) and net debt of £27.8 million at the start of the period.

Inhaled Drug Delivery Segment

Sales in the Inhaled Drug Delivery segment increased by 22% to £46.8 million (2005: £38.5 million) as a result of record sales of metered dose inhalation (MDI) valves and strong demand for the Exubera® insulin inhaler. Operating profit before special items increased by 22% to £7.3 million (2005: £6.0 million), reflecting improved operating margins.

[illegible]

HFA valves volumes grew 33%, after approximate 40% growth in each of the preceding two years. Sales of older chlorofluoro-carbon (CFC) valves were also exceptionally strong in the period. Bespak enjoys a high share of the albuterol market in the US, currently with formulations which use its CFC valves. After December 2008, CFC albuterol formulations must be replaced by new formulations with HFA propellant. While CFC valve sales to Bespak's largest US customer end in January 2007, the Group expects strong demand from its HFA customers and remaining CFC accounts to mitigate the impact of the transition over the next 24 months.





1 Bespak's dose counter platform is undergoing trials with a selection of customers.

2 Exubera® inhaler device. Made in the largest cleanroom in the UK, production demand continues ahead of original expectations.

The dose counter market in the US has the potential to grow significantly because of FDA guidance that all new aerosol drug filings should include a dose counter. Bespak has developed a platform dose counter technology which is now being marketed in a variety of forms for the US market. In addition Bespak has signed a co-marketing and manufacturing agreement with Bang & Olufsen Medicom, which has developed a dose counter that requires reduced actuation force. To date, Bespak has demonstrated the technical suitability of the product and is in late stage negotiations with a selection of customers. Commercial sales are expected to commence in 2008, pending the anticipated completion of regulatory testing.

Device & Manufacturing Services

The first half continued the successful ramp-up of the Exubera® insulin inhaler, made in the largest clean room in the UK. Sales of Bespak's historically largest contract manufactured product were also strong.

Exubera® is being launched in Europe and the United States. Production demand continues ahead of our original expectations, and the pace of production scale-up has been sustained long enough that the risk of this programme is shifting from one of production scale-up to one of patient uptake.

In the first half year, Bespak won significant programmes with two of the world's largest pharmaceutical companies and a development programme for a global medical device company and a development programme for a cancer pain treatment delivery device for a large regional pharmaceutical company.

Anaesthesia & Respiratory Care Segment

King Systems' sales in the first half (the first full period under Bespak's ownership) were £15.4 million ($28.9 million) and operating profit was £2.6 million ($4.8 million).

King's financial performance in 2006 has exceeded expectations, and the final earn-out was attained approximately two months early. In accordance with the Purchase Agreement, the final cash payment of $10 million will be made to King's former shareholders later this month.





3 Bespak will manufacture the 350 millionth Diskus® device for GlaxoSmithKline in the first few months of 2007.

4 HFA valves. Volumes grew 33%, after growth of about 40% in each of the preceding two years.

Interim results for the 26 weeks to 28 October 2006 continued

King's product sales to hospitals continue to grow in excess of 10% over the prior year. Growth is driven by breathing circuits, particularly the Universal Flex2™, a patented dual limb circuit, which is compact when stored but can be expanded during use. This product minimises torque placed on the airway tube and can be shaped to avoid the surgical field.

Two new products were introduced in the first half year. The LTS-D laryngeal tube is the first disposable laryngeal tube that enables suctioning of stomach contents. AIRTRAQ®, the world's first disposable optical laryngoscope, is designed for difficult endotracheal tube intubations. King has been encouraged by the enthusiastic clinical reception to both new products.

Two risks identified six months ago have been significantly mitigated. Raw material price increases have not materialised to the degree anticipated. Additionally, King has won multiple-year supply agreements at two of the largest US group purchasing organisations, HealthTrust Purchasing Group and Ascension Health.

Discontinued Consumer Dispensers Segment

In August Bespak announced its intention to withdraw from its Consumer Dispensers business. In October Bespak entered into an agreement with Plasticum Group BV, a Netherlands-based manufacturer of plastic packaging, to dispose of certain product lines and related manufacturing equipment. At the time of the announcement Bespak said that the withdrawal would result in an approximate pre-tax £3 million charge, which has now been reduced to £2.3 million. Bespak's first half financial results include £2.8 million revenue and £0.1 million operating loss from operations, which were discontinued in October 2006.

Growth strategy and acquisitions

The Board has set a target to double the profit before tax of the business over the next five years, which will result from a strategy to grow organically and through selective acquisitions. The Group is broadening its customer base beyond pharmaceutical companies and reducing its historical dependency on lengthy development programmes. Until the non-pharmaceutical component of the Company grows beyond its current size, Bespak may out-perform or under-perform this trajectory in any given year.

1



2



3



1 The AIRTRAQ® disposable laryngoscope gives clinicians visual guidance during routine and complex intubations.

2 The King Universal Flex2™ is compact when stored but expands and retains its shape during surgical procedures. It can be shaped to avoid the surgical field during use.

3 The King LT and LT-D are easily inserted in only a few seconds and cause significantly fewer incidences of sore throats and trauma.

The Company has developed multiple platforms of organic growth, including HFA valves, dose counters, Exubera® inhalers, a 12-programme device manufacturing portfolio, Flex2™ breathing circuits, laryngeal tubes, and AIRTRAQ®. Following the successful King Systems acquisition, Bespak intends to make further acquisitions in the anaesthesiology and respiratory products industry.

Directors

In September George Meredith and Jack Cashman stepped down from the Board, and Martin Hopcroft resigned in July. We would like to thank them for their valuable contributions over the years. In August, George Kennedy was appointed to the Board as a non-executive director. Formerly Chairman of Smith Industries Medical Group, George is now Chairman of E2v plc and Eschmann, Vice Chairman of Vernalis plc, and a non-executive director of Spacelabs.

Paul Boughton, Corporate Development Director, was made an Executive Director in June. Jon Glenn was appointed Finance Director and Executive Director in July. These appointments add further strength to a capable management team.

Outlook

For the financial year ending 28 April 2007, we expect strong trading to continue in MDI valves, Exubera® inhaler production, and King's anaesthesia products. Concerns about a decline in Respiratory sales in the US next year have moderated, and we now anticipate strong continuing demand for CFC valves and very strong HFA demand over the balance of this financial year and next. The primary uncertainty in 2007/08 is the timing of future demand for Exubera® inhalers, which will be clarified as patient update data is ascertained.

The Board has set a target to double Bespak's profit before tax over the next five years and is confident that in 2006/07 the Company will out-perform this trajectory.

John Robinson
Chairman

Mark C. Throdahl
Chief Executive




bespak

[1] Bespak uses computerised vision based measuring systems to automatically measure critical component dimensions to 10 micron tolerances.

[2] Bespak's Milton Keynes facility where production scale-up for the Exubera® inhaler has taken place.

Independent review report to Bespak plc

Introduction
We have been instructed by the company to review the financial information for the twenty-six weeks ended 28 October 2006 which comprises consolidated interim balance sheet as at 28 October 2006 and the related consolidated interim statements of income, cash flows and changes in shareholders' equity for the twenty-six weeks then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty-six weeks ended 28 October 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Cambridge

17 January 2007

Notes:
(a) The maintenance and integrity of the Bespak plc web site is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Consolidated income statement

For the 26 weeks ended 28 October 2006

	Notes	**Unaudited 26 weeks ended 28 October 2006 £000**	Unaudited 26 weeks ended 29 October 2005 £000	Audited 52 weeks ended 29 April 2006 £000
Continuing operations				
Revenue	2	**62,089**	38,543	87,560
Operating expenses		**(53,086)**	(31,621)	(72,573)
Operating profit before special items		**9,898**	5,984	14,745
Special items	3	**(895)**	938	242
Operating profit	2	**9,003**	6,922	14,987
Finance income		**238**	468	825
Finance expenses		**(1,160)**	(74)	(1,030)
Other finance costs	4	**(229)**	(256)	(501)
Share of post tax (losses)/profits from associate		**(27)**	(7)	10
Impairment of investment in associate		**(242)**	-	-
Profit before tax and special items		**8,478**	6,115	14,049
Special items	3	**(895)**	938	242
Profit before taxation		**7,583**	7,053	14,291
Taxation	5	**(2,029)**	(1,497)	(3,570)
Profit for the financial period from continuing operations		**5,554**	5,556	10,721
Loss for the period from discontinued operation	6	**(1,678)**	(202)	(399)
Profit for the financial period		**3,876**	5,354	10,322
Basic earnings per ordinary share				
Continuing operations	7	**19.8p**	20.7p	39.4p
Discontinued operations	7	**(6.0p)**	(0.7p)	(1.5p)
Total	7	**13.8p**	20.0p	37.9p
Diluted earnings per ordinary share				
Continuing operations	7	**19.5p**	20.4p	38.8p
Discontinued operations	7	**(5.9p)**	(0.7p)	(1.5p)
Total	7	**13.6p**	19.7p	37.3p

Dividends	**£000**	£000	£000
Final dividend paid of 12.1p per share (2005: 12.1p)	**3,391**	3,241	3,241
Interim dividend paid of 7.0p per share (2005: 7.0p)	**-**	-	1,960
	3,391	3,241	5,201

An interim dividend of 7.0p per share (2005: 7.0p) is proposed to be paid in respect of the 26 weeks to 28 October 2006.

Consolidated Group balance sheet

At 28 October 2006

	Notes	**Unaudited 28 October 2006 £000**	Unaudited 29 October 2005 £000	Audited 29 April 2006 £000
Non-current assets				
Property, plant and equipment		**50,382**	47,328	52,537
Goodwill		**37,674**	-	39,259
Other intangible assets		**13,481**	94	14,906
Investment in associate		**-**	262	269
		101,537	47,684	106,971
Non-current assets held for resale	8	**916**	2,986	-
Current assets				
Inventories		**10,357**	5,759	9,571
Trade and other receivables		**17,279**	13,905	19,052
Financial instruments		**180**	-	237
Current tax receivable		**965**	-	282
Cash and cash equivalents		**14,167**	22,822	9,782
		42,948	42,486	38,924
Current liabilities				
Borrowings		**22,474**	4,019	23,106
Trade and other payables	9	**18,089**	10,159	15,080
Financial instruments		**-**	35	-
Current tax payable		**4,047**	1,436	3,850
Provisions and other liabilities		**6,299**	416	6,147
		50,909	16,065	48,183
Net current (liabilities)/assets		**(7,961)**	26,421	(9,259)
Non-current liabilities				
Borrowings		**11,997**	-	14,449
Deferred taxation		**3,269**	79	5,197
Defined benefit pension scheme deficit	11	**15,839**	17,060	12,002
		31,105	17,139	31,648
Net assets		**63,387**	59,952	66,064
Shareholders' equity				
Share capital		**2,802**	2,684	2,802
Share premium		**28,853**	23,191	28,837
Retained earnings		**32,476**	34,134	34,693
Other reserves		**(744)**	(57)	(268)
Total equity	12	**63,387**	59,952	66,064

Consolidated cash flow statement

For the 26 weeks ended 28 October 2006

	Notes	**Unaudited 26 weeks ended 28 October 2006 £000**	Unaudited 26 weeks ended 29 October 2005 £000	Audited 52 weeks ended 29 April 2006 £000
Cash flows from operating activities				
Operating profit from continuing operations		**9,003**	6,922	14,987
Depreciation		**3,426**	3,108	6,423
Amortisation		**961**	44	750
Impairment credit		**-**	(432)	(438)
Loss/(profit) on disposal of property, plant and equipment		**27**	(262)	(272)
Share based payments		**209**	134	410
(Increase)/decrease in inventories		**(1,130)**	354	(1,504)
Decrease/(increase) in trade and other receivables		**1,252**	1,058	(692)
Increase/(decrease) in trade and other payables		**2,766**	(1,812)	21
Increase/(decrease) in provisions		**245**	(1,824)	(1,725)
(Increase)/decrease in financial instruments		**(29)**	123	(149)
Cash generated from continuing operations		**16,730**	7,413	17,811
Cash flows from discontinued operations	6	**349**	(21)	(13)
Interest paid		**(796)**	(35)	(854)
Tax paid		**(1,966)**	(1,644)	(3,554)
Net cash inflow from operating activities		**14,317**	5,713	13,390
Cash flows from investing activities				
Purchases of property, plant and equipment		**(3,423)**	(1,979)	(4,129)
Purchases of intangible assets		**(135)**	(8)	(182)
Proceeds from sale of property, plant and equipment		**-**	398	3,402
Disposal of fixed asset investments		**-**	82	83
Interest received		**214**	440	815
Dividend received from associate		**-**	-	10
Acquisition of subsidiary (net of cash acquired)		**(789)**	-	(45,772)
Net cash used in investing activities from continuing operations		**(4,133)**	(1,067)	(45,773)
Purchases of property, plant and equipment – discontinued operations		**-**	(91)	(205)
Net cash used in investing activities		**(4,133)**	(1,158)	(45,978)
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		**16**	231	403
Equity dividends paid to shareholders		**(3,391)**	(3,241)	(5,201)
New bank loans raised		**-**	-	20,121
Repayment of amounts borrowed		**(1,872)**	-	(1,008)
Payments to fund defined benefit pension scheme deficit		**(810)**	-	(9,540)
Net cash (used)/generated in financing activities		**(6,057)**	(3,010)	4,775
Net increase/(decrease) in cash and cash equivalents	10	**4,127**	1,545	(27,813)
Cash and short-term borrowings at the beginning of the period		**(9,466)**	17,415	17,415
Effects of exchange rate changes		**730**	(157)	932
Cash and short-term borrowings at the end of the period		**(4,609)**	18,803	(9,466)

Consolidated statement of recognised income and expense

For the 26 weeks ended 28 October 2006

	Unaudited 26 weeks ended 28 October 2006 £000	Unaudited 26 weeks ended 29 October 2005 £000	Audited 52 weeks ended 29 April 2006 £000
Fair value movements on cash flow hedges	**(86)**	-	152
Deferred tax on fair value movements on cash flow hedges	**26**	-	(46)
Exchange movements on translation of foreign subsidiaries	**(514)**	85	(331)
Deferred tax on exchange movements	**98**	-	99
Deferred tax on share based payments	**32**	55	193
Actuarial loss on defined benefit pension scheme	**(4,205)**	(949)	(5,040)
Current tax on actuarial loss	**-**	-	543
Deferred tax on actuarial loss	**1,262**	285	970
Net loss recognised directly in equity	**(3,387)**	(524)	(3,460)
Profit for the financial period	**3,876**	5,354	10,322
Total recognised income for the period	**489**	4,830	6,862

Notes to the interim accounts

1 Basis of preparation and accounting policies

The same accounting policies, methods of computation and presentation have been used in the preparation of the interim financial statements as were applied in the 2006 Bespak plc Annual Report and Financial Statements. The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board and their report is set out on page 6.

The financial information for the 52 weeks ended 29 April 2006 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2 Segmental information

a) Revenue from continuing operations	**26 weeks to 28 October 2006 £000**	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Revenue by business			
Inhaled drug delivery	**46,781**	38,543	76,502
Anaesthesia & respiratory care	**15,441**	-	11,118
Total revenues	**62,222**	38,543	87,620
Intra-segment sales	**(133)**	-	(60)
Revenue	**62,089**	38,543	87,560
Revenue by origin			
United Kingdom	**46,781**	34,648	72,568
United States of America	**15,441**	6,812	17,802
Total revenues	**62,222**	41,460	90,370
Intra-segment sales	**(133)**	(2,917)	(2,810)
Revenue	**62,089**	38,543	87,560
Revenue by destination			
United Kingdom	**11,067**	10,168	21,272
United States of America	**36,292**	16,980	41,948
Europe	**9,983**	8,467	17,936
Rest of the World	**4,747**	2,928	6,404
Revenue	**62,089**	38,543	87,560

Notes to the interim accounts continued

2 Segmental information continued

b) Operating profit from continuing operations	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Inhaled drug delivery	**7,345**	5,984	13,125
Reallocation of corporate costs (note 6)	**-**	-	(399)
Inhaled drug delivery – revised segmental basis	**7,345**	5,984	12,726
Special items	**-**	938	901
Inhaled drug delivery after special items	**7,345**	6,922	13,627
Anaesthesia & respiratory care	**2,553**	-	2,019
Special items	**(895)**	-	(659)
Anaesthesia & respiratory care after special items	**1,658**	-	1,360
Operating profit before special items	**9,898**	5,984	15,144
Reallocation of corporate costs (note 6)	**-**	-	(399)
Revised segmental basis	**9,898**	5,984	14,745
Special items	**(895)**	938	242
Operating profit after special items	**9,003**	6,922	14,987

(c) Net assets

Net assets by business segment	At 28 October 2006 £000	At 29 October 2005 £000	At 29 April 2006 £000
Continuing operations			
Inhaled drug delivery	**52,818**	54,865	55,218
Anaesthesia & respiratory care	**60,116**	-	63,231
Unallocated net (liabilities)/assets	**(47,637)**	3,060	(54,310)
Total continuing operations	**65,297**	57,925	64,139
Discontinued operations	**(1,910)**	2,027	1,925
Net assets	**63,387**	59,952	66,064

Exchange rates	28 October 2006	29 October 2005	29 April 2006
Average rate of exchange – US$	**1.87**	1.80	1.78
Closing rate of exchange – US$	**1.90**	1.78	1.82

3 Special items

Continuing operations	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Exceptional operating income	**-**	938	901
Amortisation of acquired intangible assets	**(895)**	-	(659)
Special items before tax	**(895)**	938	242
Taxation	**355**	-	290
Special items after tax	**(540)**	938	532

Amortisation represents the charge for other intangible assets acquired with King Systems. The tax credit relates to the amortisation charge.

The exceptional income in the 26 weeks to 29 October 2005 and the 52 weeks ended 29 April 2006 comprised the reversal of closure provisions and impairment provisions relating to the closure of the Group's manufacturing facility in North Carolina.

4 Other finance costs

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Expected return on defined benefit scheme assets	**1,238**	764	1,657
Interest cost on defined benefit scheme liabilities	**(1,330)**	(1,020)	(2,041)
Interest net of expected return on plan assets	**(92)**	(256)	(384)
Unwinding of discount on deferred consideration	**(137)**	-	(117)
Other finance costs	**(229)**	(256)	(501)

5 Taxation

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
UK corporation tax	**1,553**	1,403	3,780
Overseas taxation	**405**	15	289
Deferred taxation	**71**	79	(499)
	2,029	1,497	3,570

The tax charge for the 26 weeks ended 28 October 2006 is based on the effective tax rate, which it is estimated will apply to earnings for the full year.

Notes to the interim accounts continued

6 Discontinued operations

In August 2006, the Group announced the closure of its consumer dispenser business with effect from the end of October 2006. This business has been classified as a discontinued operation under IFRS 5, and the assets shown as held for sale, as of that date. The results of the discontinued operation for the 26 weeks ended 28 October 2006, and the comparative periods, are as follows:

	Notes	**26 weeks ended 28 October 2006 £000**	26 weeks ended 29 October 2005 £000	52 weeks ended 29 April 2006 £000
Revenue		**2,790**	2,679	5,524
Operating expenses		**(2,936)**	(2,968)	(6,087)
Operating loss	(a)	**(146)**	(289)	(563)
Impairment provisions	(b)	**(1,022)**	-	-
Closure provisions	(c)	**(1,230)**	-	-
Loss before tax		**(2,398)**	(289)	(563)
Attributable taxation		**720**	87	164
Loss after tax from discontinued operations		**(1,678)**	(202)	(399)

(a) The operating loss for the year ended 29 April 2006 as originally disclosed was £962,000. Certain corporate and other costs previously allocated to this business segment amounting to £399,000 have been reclassified into inhaled drug delivery in the segmental analysis for the continuing businesses.

(b) An impairment provision has been made against the carrying value of the fixed assets in the consumer dispenser business. The assets were either scrapped or sold in November 2006 for their carrying value at 28 October 2006.

(c) Closure provisions comprise employee severance and other costs incurred in connection with the closure.

6 Discontinued operations continued

Cash flows from discontinued operations	**26 weeks ended 28 October 2006 £000**	26 weeks ended 29 October 2005 £000	52 weeks ended 29 April 2006 £000
Loss before taxation	**(2,398)**	(289)	(563)
Depreciation	**282**	325	649
Impairment provisions	**1,022**	-	-
(Increase)/decrease in inventories	**(109)**	20	(2)
Decrease/(increase) in trade and other receivables	**397**	(77)	(97)
Increase in provisions	**1,155**	-	-
Net cash flows from operating activities	**349**	(21)	(13)
Investing activities – purchases of property, plant and equipment	**-**	(91)	(205)
Cash flows from discontinued operations	**349**	(112)	(218)

	28 October 2006 £000
Non-current assets held for sale comprise the following:	
Property, plant and equipment	**540**
Inventory	**376**
Total	**916**

Notes to the interim accounts continued

7 Earnings per share

	26 weeks to 28 October 2006	26 weeks to 29 October 2005	52 weeks to 29 April 2006
The calculation of earnings per ordinary share is based on the following:			
Profit for the financial period (£000)	**3,876**	5,354	10,322
Profit for the period from continuing operations (£000)	**5,554**	5,556	10,721
Add back: Special items after tax (£000)	**540**	(938)	(532)
Adjusted profit for the financial period (£000)	**6,094**	4,618	10,189
Loss for the period from discontinued operations (£000)	**(1,678)**	(202)	(399)
Weighted average number of ordinary shares in issue	**28,021,335**	26,815,740	27,242,663
Shares owned by Employee Share Ownership Trusts	**-**	(16,141)	(8,071)
Average number of ordinary shares in issue for basic earnings	**28,021,335**	26,799,599	27,234,592
Dilutive impact of share options outstanding	**524,690**	346,816	422,960
Diluted average number of ordinary shares in issue	**28,546,025**	27,146,415	27,657,552
Basic earnings per ordinary share			
Continuing operations	**19.8p**	20.7p	39.4p
Discontinued operations	**(6.0p)**	(0.7p)	(1.5p)
Total	**13.8p**	20.0p	37.9p
Adjusted earnings per ordinary share			
Continuing operations	**21.7p**	17.2p	37.4p
Diluted earnings per ordinary share			
Continuing operations	**19.5p**	20.4p	38.8p
Discontinued operations	**(5.9p)**	(0.7p)	(1.5p)
Total	**13.6p**	19.7p	37.3p

8 Non-current assets held for resale

	28 October 2006 £000	29 October 2005 £000	29 April 2006 £000
Consumer dispenser assets (note 6)	**916**	–	–
Property in North Carolina	**–**	2,986	–
Total	**916**	2,986	–

The property in North Carolina was sold in December 2005 for its carrying value at October 2005.

9 Trade and other payables

	28 October 2006 £000	29 October 2005 £000	29 April 2006 £000
Amounts falling due within one year			
Trade payables	**8,047**	5,469	7,137
Amounts payable to associated companies – trading	**230**	205	158
Other taxation and social security	**825**	561	692
Other creditors	**3,408**	2,306	3,461
Accruals and deferred income	**5,579**	1,618	3,632
	18,089	10,159	15,080

Notes to the interim accounts continued

10 Reconciliation of net cash flow to movement in net debt

	Cash and cash equivalents £000	Current borrowings £000	Non-current borrowings £000	**Net debt £000**
At 30 April 2006	9,782	(23,106)	(14,449)	**(27,773)**
Cash flow for the period	4,436	(309)	-	**4,127**
Loan repayments included in cash flow for the period	-	-	1,872	**1,872**
Effect of exchange rate changes	(51)	941	580	**1,470**
At 28 October 2006	14,167	(22,474)	(11,997)	**(20,304)**
Net debt at 28 October 2006 comprises:				
Cash and short-term borrowings	14,167	(18,776)	-	**(4,609)**
Bank term loan	-	(3,691)	(11,994)	**(15,685)**
Finance lease obligations	-	(7)	(3)	**(10)**
At 28 October 2006	14,167	(22,474)	(11,997)	**(20,304)**

11 Defined benefit pension scheme deficit

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Pension deficit at start of period	**12,002**	15,703	15,703
Current service costs	**1,092**	771	1,537
Expected return on plan assets	**(1,238)**	(764)	(1,657)
Interest cost	**1,330**	1,020	2,041
Actuarial losses	**4,205**	949	5,040
Regular employer contributions	**(742)**	(619)	(1,122)
Employer payments to fund deficit	**(810)**	-	(9,540)
Pension deficit at end of period	**15,839**	17,060	12,002

12 Consolidated statement of changes in shareholders' equity

	26 weeks to 28 October 2006 £000	26 weeks to 29 October 2005 £000	52 weeks to 29 April 2006 £000
Total equity at start of period	**66,064**	57,998	57,998
Total recognised income and expense for the period	**489**	4,830	6,862
Recognition of share-based payments	**209**	134	410
Proceeds for sale of shares for employee options	**16**	143	314
Proceeds from release of own shares held	**-**	88	88
Equity dividends	**(3,391)**	(3,241)	(5,201)
Issue of share capital	**-**	-	5,593
Total equity at end of period	**63,387**	59,952	66,064

13 Acquisitions

No adjustments were made in the period to the provisional fair values of assets and liabilities acquired as part of the purchase of King Systems Corporation in December 2005.

Company information

Board of Directors
John Robinson *Chairman*
Mark Throdahl *Chief Executive*
Jonathan Glenn *Group Finance Director*
Paul Boughton *Corporate Development Director*
Chris Banks *Non-Executive*
Jim Dick *Non-Executive*
Dr Peter Fellner *Non-Executive*
George Kennedy CBE *Non-Executive*

Company Secretary and General Counsel
Jennifer Owen

Registered office
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Buckinghamshire MK12 5TS

Telephone: +44 (0)1908 552600
Facsimile: +44 (0)1908 525260
E-mail: bespakplc@bespak.com

Registered number
406711 England

Website
www.bespak.com

Auditors
PricewaterhouseCoopers LLP

Principal bankers
Barclays Bank plc
The Royal Bank of Scotland plc

Stockbrokers
Investec Bank (UK) Limited

Solicitors
Herbert Smith
Eversheds

Financial advisors
Citigroup
33 Canada Square
London EC14 5LB

Hawkpoint Partners Limited
41 Lothbury
London EC2R 7AE

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone: +44 (0)870 162 3100
Facsimile: +44 (0)20 8639 2342
E-mail: ssd@capitaregistrars.com
www.capitaregistrars.com

Financial Calendar

Announcement of half-year results	18 January 2007
Interim report	14 February 2007
Interim dividend (to shareholders)	23 February 2007
Year end	28 April 2007
Announcement of preliminary results	11 July 2007

Printed on 9lives paper, produced using 80% recycled fibre and 20% TFC (totally chlorine free) pulp from sustainable forests.

Designed by Benjamin Rowntree Design.

Printed by Paul Green Print.

bespak

Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone: +44 (0)1908 552600
Facsimile: +44 (0)1908 525260
E-mail: bespakplc@bespak.com

Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom

Telephone: +44 (0)1553 691000
Facsimile: +44 (0)1553 693728
E-mail: bizdev@bespak.com

King Systems Corporation
15011 Herriman Boulevard
Noblesville, IN 46060
United States of America

Telephone: +1 (317) 776 6823
Facsimile: +1 (317) 776 6827
E-mail: kingsystems@kingsystems.com

www.bespak.com

END